Exhibit 99.1
Johannesburg, 2 November 2023: Sibanye Stillwater Limited (Sibanye-Stillwater or the Group) (JSE: SSW and NYSE: SBSW) is pleased to provide an operating update for the quarter ended 30 September 2023, Group financial results are only provided on a six-monthly basis.
SALIENT FEATURES - QUARTER ENDED 30 SEPTEMBER 2023 (Q3 2023) COMPARED TO QUARTER ENDED 30 SEPTEMBER 2022 (Q3 2022)

•Strong financial position and proactive repositioning for changing environment ensures competitiveness
•Industry leading cost management at SA PGM operations. Moving down industry cost curve increases competitiveness
•SA gold operations generated R344m (US$19m) adjusted (Adj) EBITDA, a R1.2bn (US$67m) turnaround; ongoing S189 process at Kloof 4
•US PGM operations resume planned mine production run rate in October 2023 driving improved outlook for production for Q4 2023
•Improved operational performance from the European and Australian regions
•Century zinc operation contributed positive Adj EBITDA of R53m (US$3m), successfully recovering post regional flooding during Q1 2023
•Construction of the Keliber lithium project progressing well: commenced construction at the concentrator and the first open pit

KEY STATISTICS – GROUP

US dollar						SA rand
Quarter ended						Quarter ended
Sep 2022	Jun 2023	Sep 2023		KEY STATISTICS		Sep 2023	Jun 2023	Sep 2022
				GROUP
496	343	163	US$m	Adjusted EBITDA[1]	Rm	3,027	6,392	8,455
17.05	18.66	18.59	R/US$	Average exchange rate using daily closing rate

TABLE OF CONTENTS	Page	Stock data for the Quarter ended 30 September 2023

Key statistics by region	2	Number of shares in issue
Overview of quarter on quarter operating results	3	- at 30 September 2023	2,830,567,264
Salient features - operational tables - quarterly statistics	9	- weighted average	2,830,567,264
All-in cost (reconciliation) - quarters	14	Free Float	99%
Unit operating cost	18	Bloomberg/Reuters	SSWSJ/SSWJ.J
Adjusted EBITDA reconciliation - quarters	20	JSE Limited - (SSW)
Development results	21	Price range per ordinary share (High/Low)	R25.87 to R33.82
Administration and other corporate information	23	Average daily volume	14,115,662
Disclaimer and forward-looking statements	24
		NYSE - (SBSW); one ADR represents four ordinary shares
		Price range per ADR (High/Low)	US$5.47 to US$7.73
		Average daily volume	4,268,600

Sibanye-Stillwater Operating update | Quarter ended 30 September 2023         1

KEY STATISTICS BY REGION

US dollar						SA rand
Quarter ended						Quarter ended
Sep 2022	Jun 2023	Sep 2023		KEY STATISTICS		Sep 2023	Jun 2023	Sep 2022
				AMERICAS REGION
				US PGM underground operations
85,889	104,823	105,546	oz	2E PGM production[2,3]	kg	3,283	3,260	2,671
1,811	1,360	1,190	US$/2Eoz	Average basket price	R/2Eoz	22,122	25,378	30,878
52	39	21	US$m	Adjusted EBITDA[1]	Rm	397	722	895
1,815	1,623	1,922	US$/2Eoz	All-in sustaining cost[4]	R/2Eoz	35,738	30,280	30,947
				US PGM recycling
141,560	83,608	72,434	oz	3E PGM recycling[2,3]	kg	2,253	2,601	4,403
3,378	2,480	2,215	US$/3Eoz	Average basket price	R/3Eoz	41,177	46,277	57,595
22	9	8	US$m	Adjusted EBITDA[1]	Rm	147	172	371
				SOUTHERN AFRICA (SA) REGION
				PGM operations
432,143	419,391	451,560	oz	4E PGM production[3,5]	kg	14,045	13,045	13,441
2,479	1,698	1,317	US$/4Eoz	Average basket price	R/4Eoz	24,479	31,689	42,269
489	259	136	US$m	Adjusted EBITDA[1]	Rm	2,532	4,842	8,332
1,127	1,041	1,080	US$/4Eoz	All-in sustaining cost[4]	R/4Eoz	20,080	19,416	19,211
				Gold operations
204,672	216,471	197,663	oz	Gold produced	kg	6,148	6,733	6,366
1,723	1,975	1,930	US$/oz	Average gold price	R/kg	1,153,448	1,184,973	944,316
(48)	86	19	US$m	Adjusted EBITDA[1]	Rm	344	1,601	(811)
2,207	1,800	2,062	US$/oz	All-in sustaining cost[4]	R/kg	1,232,600	1,080,135	1,210,049
				EUROPEAN REGION
				Sandouville nickel refinery
1,653	1,884	2,352	tNi	Nickel production[6]	tNi	2,352	1,884	1,653
22,553	25,815	21,726	US$/tNi	Nickel equivalent average basket price[7]	R/tNi	403,895	481,713	384,525
(14)	(20)	(16)	US$m	Adjusted EBITDA[1]	Rm	(296)	(382)	(246)
30,185	36,363	31,514	US$/tNi	Nickel equivalent sustaining cost[8]	R/tNi	585,853	678,537	514,654
				AUSTRALIAN REGION
				Century zinc retreatment operation[9]
—	23	25	ktZn	Zinc metal produced (payable)[10]	ktZn	25	23	—
—	1,545	1,708	US$/tZn	Average equivalent zinc concentrate price[11]	R/tZn	31,747	28,832	—
—	(23)	3	US$m	Adjusted EBITDA[1]	Rm	53	(433)	—
—	2,013	1,753	US$/tZn	All-in sustaining cost[4]	R/tZn	32,587	37,562	—
1The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to and not as a substitute for other measures of financial performance and liquidity. For a reconciliation of profit/(loss) before royalties and tax to adjusted EBITDA, see "Adjusted EBITDA reconciliation - Quarters"
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated to SA rand (rand). In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the 2E PGM production, average basket price and All-in sustaining cost statistics shown. PGM recycling represents palladium, platinum, and rhodium ounces fed to the furnace
3The Platinum Group Metals (PGM) production in the SA operations is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au), and in the US operations is principally platinum and palladium, referred to as 2E (2PGM) and US PGM recycling is principally platinum, palladium and rhodium referred to as 3E (3PGM)
4See “Salient features and cost benchmarks - Quarters” for the definition of All-in sustaining cost (AISC)
5The SA PGM production excludes the production associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the production including third party PoC, refer to the "Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Quarters"
6The nickel production at the Sandouville nickel refinery operations is principally nickel metal and nickel salts (liquid form), together referred to as nickel equivalent products
7The nickel equivalent average basket price per tonne is the total nickel revenue adjusted for other income less non-product sales divided by the total nickel equivalent tonnes sold
8See "Salient features and cost benchmarks - Quarters Sandouville nickel refinery for a reconciliation of cost of sales before amortisation and depreciation to nickel equivalent sustaining cost
9Century is a leading tailings management and rehabilitation company that currently owns and operates the Century zinc tailings retreatment operation in Queensland, Australia. Century was acquired by the Group on 22 February 2023
10Zinc metal produced (payable) is the payable quantity of zinc metal produced after applying smelter content deductions
11Average equivalent zinc concentrate price is the total zinc sales revenue recognised at the price expected to be received excluding the fair value adjustments divided by the payable zinc metal sold

Sibanye-Stillwater Operating update | Quarter ended 30 September 2023 2

STATEMENT BY NEAL FRONEMAN, CHIEF EXECUTIVE OFFICER OF SIBANYE-STILLWATER

The global macro-economic environment remains challenging, and we continue to assess the positioning of our operations for optimal performance and sustainability through the cycle.

Our financial position remains robust and our capital allocation framework remains the guiding principle for growth and diversification opportunities aligned with our strategy. We have maintained our capital discipline in anticipation of weaker market conditions, as highlighted in February 2022. We remain prudent with capital investment and utilising our balance sheet to fund external growth during this challenging period. We are conscious of the necessity of appropriately managing debt, mindful of our leverage position during periods of decreasing, or volatile, profitability and earnings.

After a difficult start to the third quarter, with three tragic fatalities recorded in the first five weeks, the remainder of Q3 2023 was fatality free. It was pleasing to note that the significant gains in our safety performance indicators since 2021 have been maintained, with the other lagging indicators generally stable year-on-year. We look forward to ongoing improvements in the Group safety performance over the remainder of the year, with an intense focus on ending the year without any high impact incidents.

As stated in our recent H1 2023 operating and financial results, we are mindful of the commercial environment and, where necessary, will consider restructuring in areas where commercially viable operations cannot be sustained. In this regard, we recently announced potential restructuring at our SA gold and SA PGM operations. Potential closure or rightsizing of high cost and underperforming shafts will ensure that operations remain profitable and sustainable at current precious metal prices and beyond, while retaining significant leverage to improvements in the commodity price outlook.

Although we repositioned the US PGM operations in mid-2022 in anticipation of the changing macro environment and worsening medium term outlook for the palladium price, the decline in the palladium price during 2023 has surpassed our expectations, dropping lower and faster than anticipated. While the mine production volume run rate at the US PGM operations improved during October 2023, persistent inflation and the continued impact of skills shortages, have resulted in costs remaining significantly higher than planned. Further repositioning is being considered to address these factors which have kept costs at elevated levels.

As guided, the operational performances of the Sandouville nickel refinery (Sandouville refinery) in France and the Century zinc retreatment operation (Century operation) in Australia for Q3 2023 improved, with both operations recovering from disruptions which impacted H1 2023. This improved operational performance resulted in the Century operation contributing positively to Group adjusted EBITDA for Q3 2023, a significant turnaround from adjusted EBITDA losses from Q2 2023.

Despite the improved operational performance, the Sandouville refinery remained loss making, due to continued inflationary cost pressures, elevated maintenance costs and a further decline in the average nickel price. The current operations are not commercially viable at current nickel prices, and management has made notable progress with optimisation studies aimed at securing a sustainable future for the Sandouville refinery. Positively, during these optimisation studies, the European region and Sandouville teams have identified an innovative alternative to the current process and are currently assessing its commercial and technical feasibility. In parallel, we continue to advance the studies on recycling and production of battery grade nickel products.

Addressing losses from these operations will ensure ongoing delivery of our strategy and position us well for future value creation.

In this regard, we have initiated the construction of the lithium concentrator and the development of the Syväjärvi open pit mine in Päiväneva in Finland. This ensures that the Keliber lithium project remains on track to be the first integrated lithium hydroxide supplier in Europe, delivering battery grade metal into the European battery ecosystem by 2026, at a time when we believe there will be increasing deficits in lithium supply.

More details on the capital and expected production profile will be shared by Sibanye-Stillwater at its virtual battery metals investor day on Tuesday, 14 November 2023 with a live presentation shared via webcast (link: https://themediaframe.com/mediaframe/webcast.html?webcastid=jg7r2VtY) and conference call (register on: https://services.choruscall.za.com/DiamondPassRegistration/register?confirmationNumber=2252855&link SecurityString=5ce1569ad) at 13h00 (CAT) / 11h00 (GMT) / 06h00 (EST) / 04h00 (MT).

While the economic outlook remains challenging and uncertain, we are well positioned for continued delivery of shared value for all stakeholders.

SAFE PRODUCTION

The focus on safety continues, with our immediate objective to eliminate fatal and serious injuries through ongoing implementation of our Fatal elimination strategy: critical controls, critical lifesaving behaviours and critical management routines.

Throughout Q3 2023, the safety focus was on advancing the risk reduction journey, implementation of medium and long-term interventions related to the fatal elimination strategy, and continuing to make good progress in reducing the number of serious injuries at the operations.

The serious injury frequency rate (SIFR) (per million hours worked), including the Australian region which was included from May 2023, improved by 12% from an already significantly improved rate of 2.82 for Q3 2022 (10% improvement compared to Q3 2021 at the time) to 2.47 in Q3 2023. Of note is the SIFR at the SA PGM operations which improved from 2.36 in Q3 2022 to 2.10 in Q3 2023, the lowest rate ever achieved by these operations. The Group total recordable injury frequency rate (TRIFR) regressed marginally by 1% year-on-year to 5.28 following significant improvements of 16% from Q3 2021 to Q3 2022. Regrettably, the fatal injury frequency rate (FIFR), regressed from 0.05 for Q3 2022 to 0.07 for Q3 2023 as a result of three fatalities in Q3 2023, two fatalities at the SA gold operations and one fatality at the SA PGM operations, which occurred one day prior to the SA PGM operations achieving a commendable milestone of 10 million shifts without fatalities.

We mourn the tragic loss of our three colleagues. Mr Armando Matias, a Development Miner at Driefontein's Hlanganani shaft, passed away, on 13 July 2023 due to smoke inhalation during the underground fire. On 17 July 2023, Mr. Molemosa Nkopane a Loader Operator at Rustenburg's Khuseleka shaft was fatally injured in a rail bound equipment derailment-related accident. On 1 August 2023, Mr Taelo Ramochela, Special Team Leader Development at Kloof's Masimthembe Shaft passed away due to injuries sustained while conducting an inspection in a boxhole.
Sibanye-Stillwater Operating update | Quarter ended 30 September 2023 3

Amidst the tragic loss of lives during the first 32 days of the quarter, it was encouraging that the rest of the quarter was fatality free and again underpins the need to maintain constant vigilance and focus while implementing our Fatal elimination plan.

The board and management of Sibanye-Stillwater extend heartfelt condolences to the families, friends and colleagues of our deceased colleagues. All incidents are being investigated with relevant stakeholders and appropriate support is being provided to the families of the deceased.

Our core focus remains driving the full implementation of the Fatal elimination strategy from leadership down to all employees, ensuring it is understood and internalised by every single employee, resulting in a safety-first culture that complements and is underpinned by the Group's values.

US PGM operations

The US PGM operations concluded the recovery from the shaft incident at the Stillwater West mine (which resulted in an eight week stoppage during H1 2023), achieving the mined production volume run rate planned as per the repositioning plan during October 2023. An improvement in 2E PGM mined production is therefore forecast for Q4 2023 with an associated reduction in unit costs. Inflationary cost pressures and a reliance on contractors due to the persistent skills shortage in Montana and the USA, is likely to keep costs elevated however, we will continue to assess the changing macro economic and commodity price environment to ensure that the appropriate production and cost structures are in place to ensure the sustainability of the operations.

Mined 2E PGM production from the US PGM operations of 105,546 2Eoz for Q3 2023, was 23% higher than for Q3 2022, which was impacted by the regional flooding in Montana in mid-June 2022. The regional flooding restricted access to the Stillwater mine leading to the suspension of production from the Stillwater West and East mines for eight weeks during Q3 2022, followed by a subsequent production build-up during the remainder of 2022.

Mined tonnes milled for Q3 2023 of 316kt was 31% higher than for Q3 2022 with plant head grade of 11.6g/t for Q3 2023 5% lower than for Q3 2022. The mining operations continue to experience grade challenges due to dilution from difficult ground conditions and mining quality factors related to the high staff attrition rates and skills challenges.

AISC of US$1,922/2Eoz (R35,738/2Eoz) for Q3 2023 was 6% higher than for Q3 2022 (US$1,815, R30,947/2Eoz) due to higher than expected contractor costs and persistently high inflationary cost pressures on stores and other operating costs. Ongoing skills shortages and a reliance on contractors for ore reserve development (ORD), contributed to ORD capital increasing by 33% year-on-year to US$56 million (R1,049 million) and sustaining capital increasing by 88% to US$32 million (R602 million) primarily as a result of the requirement to gain additional flexibility for the operations. ORD costs, which now contribute US$535/2Eoz (R9,939/2Eoz) to AISC, has increased due to higher development rates and contractor premiums due to the need to accelerate development and higher development support costs. Included in the high ORD are other infrastructure costs (vertical alimak raises and raisebore drilling) as well as diamond drilling in order to ensure that stoping remains on reef. Many of these activities are done by contractors at significantly higher cost, supported by maintenance crews, also with a significant component of high-cost contractors. Sustaining capital which contributes US$307/2Eoz (R5,704/2Eoz) was significantly higher due to spending on critical life of mine ventilation improvements at both mines, including fans and a heat exchanger at the East Boulder mine, transport and mining fleet replacement, and expenditure associated with the smelter rebuild for Q4 2023.

Of significant benefit, in terms of the US Inflation Reduction Act (IRA), the US PGM operations qualifies for an IRA credit (45X Advanced Manufacturing Production Credit) equal to 10% of qualifying production costs incurred for critical minerals produced and sold after 31 December 2022, for a period of 10 years. For Q3 2023, management recognised an IRA credit of US$10.8 million (R201 million) against operating costs.

Mine production at the Stillwater operation (West and East mines) of 68,796 2Eoz, was 45% higher than for Q3 2022, reflecting the recovery from the flooding impact during H2 2022, but continued to be impacted by the shaft incident in Q1 2023, grade issues and fleet availability. Mined production volume from the Stillwater mine returned to planned run rates during October 2023. Production from East Boulder of 36,751 2Eoz, was 4% lower than for Q3 2022, impacted by ongoing grade issues, critical skills shortages, particularly mechanical, which affected fleet availability and temporary planned power interruption due to the implementation of the new ventilation arrangements which will improve underground conditions.

The key focus areas for the US PGM operations include infrastructure maintenance scheduling (which is being overhauled), improving fleet availability, addressing the mining mix at the East Boulder mine, minimizing dilution, and implementing ongoing labour retention strategies whilst reducing exposure to significantly higher cost contractors.

2E PGM sold for Q3 2023 of 124,882 2Eoz, was 80% higher year-on-year and 18% or 19,336 2Eoz higher than 2E PGM mined production for the quarter, due to the timing of deliveries.

Consistent with the repositioning plan for the US PGM operations to increase the flexibility and the developed state of the underground operations to 18 months, total development increased by 3% to 6.5 kilometres with primary off-reef development 17% higher year-on-year at 1,957 metres and secondary development 2% lower at 4,587 metres. Whilst development rates were impacted by the shaft incident at the Stillwater mine, ORD is improving with development rates achieved in Q3 2023 being the highest since Q1 2022.

Total capital expenditure for Q3 2023 increased by 17% year-on-year to US$100 million (R1,852 million), with 89% of this total spent on ORD and sustaining capital. Project capital was 58% lower at US$11 million(R201 million) in line with the reduced spending on the Stillwater East project. Following on the completion of the Benbow decline on 16 September 2022, remaining project capital spend was on the completion of 56 East holing to the Benbow decline, and the processing plant upgrade (with the first line successfully commissioned).

US PGM recycling operations

The global autocatalyst recycling industry remains depressed mainly as a result of the uncertain global economic outlook, recessionary concerns, and higher interest rates that have inhibited consumer demand for new vehicles. Light duty vehicles (LDV) are remaining in service for extended periods of time with fewer vehicles being scrapped.

Reflecting on these factors, the recycling operations fed an average of 9.5 tonnes per day (tpd) for Q3 2023, 46% lower than for the comparable period in 2022. During Q3 2023, 873 tonnes of material was processed, 46% lower than Q3 2022. At the end of Q3 2023,
Sibanye-Stillwater Operating update | Quarter ended 30 September 2023 4

approximately 24 tonnes of recycle inventory was on hand, an 18 tonne decrease versus the Q3 2022 ending inventory of 42 tonnes. There has been a positive cash inflow over the year as inventory reduced from US$320 million (R5.4 billion) at the beginning of Q1 2023 to US$165 million (R3.1 billion) at the end of Q3 2023.

Recent increases in global auto sales have led to upward revisions in 2023 sales forecasts, offering a promising indicator of an uptick in future recycling volumes. Despite these positive developments, the recycling segment continues to face short term challenges, driving efforts to pursue and achieve volume-driven growth. This includes exploring opportunities beyond the traditional autocatalyst feed sources.

SA PGM operations

The SA PGM operations produced another solid operational performance for Q3 2023, with leading cost management again standing out as a key differentiator in the SA PGM industry. Production of 451,560 4Eoz (excluding third party purchase of concentrate (PoC)) for Q3 2023 was 4% higher than for Q3 2022, due to improved production from the Rustenburg and Marikana operations, which offset lower production from the Kroondal operation as a consequence of the planned closure of the Simunye shaft during 2022. Production (including PoC) was 6% higher year-on-year at 475,555 4Eoz due to third party PoC processing increasing by 44% to 23,995 4Eoz year-on-year.

In contrast to Q3 2022, which was impacted by the beginning of elevated levels of power curtailment imposed by Eskom, no ore stockpiles were reported at the end of Q3 2023 compared with the end of Q3 2022 when underground ore containing approximately 33,000 4Eoz was stockpiled on surface. The Group's strategic response to the load curtailment has been very effective, underpinned by the relative advantage of processing capacity that averts the risk of accumulating "deferred production".
AISC (excluding third-party PoC) for Q3 2023 of R20,080/4Eoz (US$1,080/4Eoz) was just 5% higher than for Q3 2022, below prevailing South African consumer price inflation (CPI) and reflecting ongoing industry-leading cost management. AISC (including PoC) was R20,029/4Eoz (US$1,077/4Eoz) 1% lower year-on-year reflecting the significant decline in PGM prices year-on-year despite the 44% increase in PoC purchases to 23,995 4Eoz . The well contained AISC benefited from a 16% year-on-year increase in by-product credits driven largely by higher chrome prices, and lower royalties which offset ORD and sustaining capital increases of 5% and 4% respectively. A 78% decrease in royalty costs year-on-year was also notable with by-product credits of R2.5bn (US$133 million) for the period exceeding the combined value of royalties, inventory change, ORD and sustaining capital. AISC (including PoC) was also lower with third party PoC cost 28% lower at R565 million (US$30 million) despite an increase in PoC volumes, which were offset by lower PGM prices.
Despite this solid performance, four shafts have become unprofitable following the precipitous decline in the 4E PGM basket price, necessitating restructuring for profitability and sustainability in the longer term (see announcement below of SA PGM Section 189).

Capital expenditure of R1,440 million (US$77 million) for Q3 2023 was 14% higher than for Q3 2022 with ORD 5% higher at R622 million (US$33 million), sustaining capital 4% higher at R484 million (US$26 million) and project capital 61% higher at R334 million (US$18 million) as a result of the 30% increase year-on-year in the project capital (R270 million (US$15 million)) at the K4 project at the Marikana operation and R64 million (US$3 million) spent on the new chrome extraction plant at Platinum Mile during Q3 2023, which is due to be commissioned in Q4 2023.

4E PGM production from the Rustenburg operation for Q3 2023 of 182,022 4Eoz was 1% higher year-on-year with underground production 2% higher and surface production 2% lower. The improvement in underground production was achieved despite difficult ground conditions impacting productivity at the Thembelani shaft and seismic activity during 2022 at the Siphumelele shaft (restricting access to planned production areas). Mining through the Hexriver fault, which has impacted productivity from the Bathopele shaft, has largely been traversed and production is steadily improving. AISC from the Rustenburg operation was again very well contained, increasing by only 1% to R18,701/4Eoz (US$1,006/4Eoz) year-on-year. A 13% increase in by-product credits driven mainly by the chrome price which increased by 28% year-on-year and a 73% decline in royalties offset inflationary cost pressures and a 23% decline in ORD capital. By-product credits from the Rustenburg operation were negatively impacted by port constraints, which restricted chrome sales. The Rustenburg operations continue to move down the cost curve as a result of good cost management and with ground conditions improving, the outlook for sustained production is positive.

4E PGM production for Q3 2023 from the Marikana operation (excluding third party PoC) of 179,014 4Eoz, was 9% higher than for Q3 2022, with underground production and surface production 9% and 12% higher respectively due to lower impact from load curtailment and cable theft than Q3 2022. 4E PGM production (including PoC) of 203,009 4Eoz for Q3 2023 was 13% higher than for Q3 2022 with PoC increasing by 44% year-on-year to 23,995 4Eoz due to higher contractual deliveries from third parties. AISC (excluding third party PoC) for Q3 2023 of R22,607/4Eoz (US$1,216/4Eoz) increased by only 4%, primarily due to higher production, which largely offset an increase in ORD of 19% to R473 million(US$25 million) and a 14% increase in sustaining capital to R276 million (US$15 million). The year-on-year increase in ORD and sustaining capital at Marikana is primarily due to the ramp-up of the K4 shaft. Since K4 commenced stoping and development operations outside the main shaft infrastructure in March 2023, on reef development was expensed in working costs with off reef development capitalised as ORD. While the K4 project remains in build-up phase, unit operating costs, ORD and sustaining capital remain temporarily elevated, but are expected to reduce as production builds up, benefiting costs from the Marikana operation. AISC (including PoC) for Q3 2023 at Marikana declined by 6% compared with Q3 2022 to R22,196/4Eoz (US$1,194/4Eoz). Other factors resulting in lowering the AISC were a 33% increase in by-product credits, royalties which were 89% lower due to lower commodity prices and the cost of PoC from third parties, which was 28% lower than for Q3 2022 at R565 million (US$30 million) due to the lower basket price, despite higher PoC volumes.

4E PGM production from the Kroondal operation of 47,600 4Eoz for Q3 2023 was 1% lower than for the comparable period in 2022 due to the Simunye shaft reaching the end of its life and winding down main production activities (ceasing during Q4 2022) and reduced productivity and increased dilution from the Bambanani shaft which is mining through a shear zone. AISC of R18,550/4Eoz (US$998/4Eoz) was 20% higher than for Q3 2022 primarily due to lower production, higher inflationary costs as highlighted above as well as higher support costs, due to the mining through adverse ground conditions at the shear zone. By-product credits were also 37% lower due to lower chrome production associated with the termination of primary mining at the Simunye shaft and reduced offtake from a contracted party. Chrome production is expected to increase in future.

Attributable 4E PGM production from Mimosa of 29,060 4Eoz was 1% higher than Q3 2022. AISC increased by 10% year-on-year to US$1,359/4Eoz (R25,258/4Eoz) due to inflationary pressures being experienced in Zimbabwe, in particular electricity costs which rose for exporters by 40% in October 2022, the first increase since 2014. Sustaining capital remained elevated at US$14 million (R266 million)
Sibanye-Stillwater Operating update | Quarter ended 30 September 2023 5

primarily associated with the ongoing construction of the new tailings storage facility (TSF) which is due to be commissioned between December 2023 and March 2024.

PGM production from Platinum Mile in Q3 2023 of 13,864 4Eoz was 13% higher year-on-year due to a 14% increase in yield as a result of higher grade coupled with improved recoveries. AISC at Platinum Mile declined by 5% year-on-year to R10,747/4Eoz (US$578/4Eoz), primarily as a result of higher 4E PGM production. Project capital spend of R64 million (US$3 million) in Q3 2023 was incurred on expenditure on the chrome extraction plant which is expected to be commissioned in December 2023 with total capital spend forecast at R130 million (US$7 million). This plant is planned to produce around 240,000 tonnes of chrome per year.
Chrome sales from the SA PGM operations for Q3 2023 of approximately 554kt were 1% lower than Q3 2022. The chrome price received increased by 28% year-on-year to US$290/tonne (Q3 2022: US$227/tonne), underpinning a 25% increase in chrome revenue to R1.0 billion (US$56 million).

Consultations regarding possible restructuring of the SA PGM operations

Subsequent to quarter end on 25 October, Sibanye-Stillwater announced that it would consult with affected employees regarding the possible restructuring of four shafts at the SA PGM operations. Two of the shafts, the Simunye shaft at the Kroondal operation and the 4B shaft at the Marikana operation are mature, with the Simunye shaft ceasing production in 2022 and the 4B shaft at the end of its operating life due to the depletion of available economic ore reserves. The remaining two shafts, the Siphumelele shaft at the Rustenburg operation and the Rowland shaft at the Marikana operation, require restructuring to achieve sustainable production and cost levels. The proposed restructuring and shaft closures could potentially affect 4,095 employees and contractors (3,500 employees and 595 contractors), including support services employees.

The full announcement can be found here: https://thevault.exchange/?get_group_doc=245/1698223380-ssw-section189-notice-SA-PGM-operations-25Oct2023.pdf.

The K4 Project

The K4 project is ahead of schedule. Underground infrastructure and mine development progressed in line with plan for the quarter with surface infrastructure on track. K4 is incorporating several innovations aimed at developing a modern flagship underground mine, such as development end and in stope lighting as well as surface noise zoning. At full production, K4 will be the largest operating shaft in the SA PGM operations with a life-of-mine in excess of fifty years. K4 produced 10,043 4Eoz in Q3 2023 (914 4Eoz in Q3 2022). Production is expected to accelerate as further ore drawpoints (boxholes) are commissioned. Project capital expenditure, primarily on ORD, was R270 million (US$15 million) in Q3 2023, 30% higher year-on-year. Project capital guidance of R920 million (US$51 million) is unchanged for 2023 with R657 million (US$36 million) spent year-to-date.

SA gold operations

The build-up of gold production from the SA gold managed operations during H2 2022 following the industrial action and lockout during H1 2022 impacted Q3 2022 production and unit costs. Normalisation of production from Q4 2022 and exposure to a higher gold price drove a significant turnaround from the managed SA gold operations during H1 2023, underlining what an important contribution SA gold operations can make to the bottom line during periods of production stability. During Q3 2023 however, the managed SA gold operations suffered two significant incidents which impacted production.

•On 12 July 2023, a fire at Driefontein 5 shaft disrupted operations at both Driefontein 1 and 5 shafts. While most of the crews at Driefontein 1 were operational by the beginning of August 2023, the Driefontein 5 shaft crews were only gradually introduced back into the working places when it was safe to enter from 27 September 2023 after the fire had been extinguished and the ventilation had cleared all noxious gasses

•In a second incident, on 30 July 2023, the Kloof 4 shaft, which had been operationally constrained by seismicity and cooling (associated with the chilled water reticulation circuit), was further impacted by an incident in the shaft caused when the ascending counterweight of the shaft conveyance encountered an unknown obstruction in the shaft, resulting in a number of ballast plates falling down the shaft, damaging the shaft infrastructure and preventing production from the 4 shaft area

Production from the SA gold operations (including DRDGOLD) for Q3 2023 of 6,148kg (197,663oz) was 3% lower compared to Q3 2022, with gold production (excluding DRDGOLD) decreasing by 1% to 4,864kg (156,381oz). The decline in production was primarily due to the impact of the incidents mentioned above as well as the closure of Beatrix 4 shaft at the end of 2022.

AISC (including DRDGOLD) of R1,232,600/kg (US$2,062/oz) was 2% higher than for Q3 2022 with AISC (excluding DRDGOLD) 3% lower at R1,301,975/kg (US$2,178/oz). The decrease in AISC (excluding DRDGOLD) was a function of a 6% increase in gold sold year-on-year, which offset inflationary cost pressures on consumables and contractor rates and annual electricity tariff increases which rose 19% higher year-on-year. In addition, ORD capital increased by 43% to R677 million (US$36 million) due to higher development rates compared with Q3 2022 when the operations were resuming after the strike and lockout.

Capital expenditure for Q3 2023 (excluding DRDGOLD) increased by 9% to R1.3 billion (US$71 million) compared to the same period in 2022 (affected by strike and lockout), with ORD increasing by 43% and corporate and project spend decreasing by 13% to R379 million (US$20 million). Project capital mainly comprised R330 million (US$18 million) at the Burnstone project. Sustaining capital declined by 14% to R255 million (US$14 million) mainly due to investment in lamp room upgrades at all the operations during Q3 2022 and electrical and winder upgrades which commenced during the industrial action in 2022 when the facilities and equipment were not in use.

Underground production for Q3 2023 from the Driefontein operation decreased by 11% to 1,452kg (46,683oz) compared to the same period in 2022, primarily due to the fire at 5 shaft which also impacted 1 shaft production, and reduced mineable face length at 4 Shaft following seismicity and resultant safety stoppages which are expected to persist to the end of the year. This impacted production by 132kg (4,244oz) for Q3 2023. The impact of the lost production at 5 shaft due to the fire and the impact on 1 shaft was 798kg (25,656oz) during the quarter. Production from 5 Shaft recommenced in late September 2023 on a phased basis and is forecast to build up to full production by December 2023. AISC of R1,455,137/kg (US$2,435/oz) for Q3 2023 was 20% higher as a result of 2% lower gold sold, inflationary impacts as highlighted earlier which resulted in total operating costs increasing by 12%. ORD costs increased by 63% due to higher development to increase mining flexibility and sustaining capital increased by 20% due to a change of scope in the 4 shaft pillar
Sibanye-Stillwater Operating update | Quarter ended 30 September 2023 6

project (additional support work on 32/33 level tunnel and shaft infrastructure and new underground workshops), winder rope purchases and a water management project.

Underground production from the Kloof operation increased by 35% in Q3 2023 to 1,882kg (60,508oz) despite the major disruption at the Kloof 4 shaft due to the shaft incident, which impacted production by 790kg (25,399oz). Increased production from the main and 8 shafts offset lower production from 4 shaft. The underground yield increased by 25% to 5.16 g/t, with the yield for Q3 2022 diluted by the build up in production from mining areas which stood dormant for three months. Production from surface sources of 234kg (7,523oz), was 23% higher year-on-year as a result of higher grade surface areas being processed. AISC of R1,193,820/kg (US$1,997/oz) was 22% lower due to a 44% increase in gold sold year-on-year. Operating costs were effectively managed following the Kloof 4 shaft incident by requesting employees affected by the shaft incident to take annual leave, limiting stores expenditure to shaft repair work and issuing a force majeure notice to non-critical contractors. ORD increased by 41% to R246 million (US$13 million) on the back of a 55% increase in off-reef development while sustaining capital decreased by 28% to R108 million (US$6 million) due to lower spend following the Kloof 4 shaft suspension, which also resulted in reduced project capital investment.

Underground production of 933kg (29,997oz) in Q3 2023 from the Beatrix operation was 29% lower than for Q3 2022 primarily due to the closure of the Beatrix 4 shaft in Q1 2023, which resulted in approximately 193kg (6,205oz) less production relative to Q3 2022. AISC of R1,343,011/kg (US$2,247/oz) was 6% lower than for Q3 2022, due to total operating costs declining by 32% to R1.1billion (US$59 million) primarily as a result of the closure of the high cost Beatrix 4 shaft.

Tonnes milled by DRDGOLD for Q3 2023 decreased 21% year-on-year, however due to a 12% increase in grade, gold production of 1,284kg (41,282oz) was 12% lower than in Q3 2022. The decrease in the tonnes milled is as a result of load curtailment, the reclamation of final remnant and clean-up material at operating sites nearing depletion at Ergo, Driefontein 5 shaft and the Far West Gold Recoveries on the West Rand. The increase in yield is associated with higher grade remnant material that is typically encountered during the final stages of reclamation and clean up, and the reclamation of high grade sand material at Ergo. Lower tonnes milled coupled with inflationary increases in key consumables and higher electricity costs, plus increased security costs and additional machine hire costs to enable the reclamation of final remnant material resulted in operating costs per tonne increasing by 45% to R198/tonne (US$11/tonne). This resulted in higher AISC of R963,694/kg (US$1,612/oz) which increased by 26% year-on-year due to the above increase in working costs and industry wide inflationary effects. DRDGOLD project capital also increased from R53 million (US$3 million) in Q3 2022 to R152 million (US$8 million) in Q3 2023 with spending on the solar power plant.

Consultations regarding possible restructuring of the Kloof 4 shaft

On 14 September 2023, organised labour and other potentially affected stakeholders were notified that the company would be entering into consultation in terms of S189A of the Labour Relations Act (S189) regarding the possible restructuring of its SA gold operations pursuant to operational constraints and ongoing losses over an extended period at the Kloof 4 shaft. The possible restructuring of the Kloof 4 shaft could potentially affect 2,389 employees and 581 contractor employees. The consultation process is proceeding as planned.

The full announcement can be found here: https://thevault.exchange/?get_group_doc=245/1694682564-ssw-Section-189-NoticeKloof-4-Shaft14Sep2023.pdf

The Burnstone project

The development rate at Burnstone improved in Q3 2023 but the project remains behind schedule due to delays caused by the strike in 2022. Development is expected to accelerate as hoisting constraints have been alleviated with commencement of vertical shaft hoisting imminent. The project has been replanned with an increased development profile to enable additional production from areas of higher geological confidence. Steady state mining is now expected a year later than the Board approved plan for the restart of the Burnstone project in February 2021 with design optimisation done on the life-of-mine designs to improve ore handling and increase mining flexibility. Project capital guidance remains unchanged at R1.6 billion (US$90 million) with R1.1 billion (US$63 million) spent year-to-date and R330 million (US$18 million) spent in Q3 2023, 5% higher than Q3 2022.

European region

Sandouville nickel refinery

The Sandouville nickel refinery had an improved operating performance for Q3 2023 with operational stability achieved during Q3 2023 after several disruptions in Q3 2022 which extended into H1 2023. In Q3 2023, the Sandouville nickel refinery produced 2,352 tonnes of nickel equivalent production, comprising 1,925 tonnes of nickel metal, 92% higher than for Q3 2022 and 427 tonnes of nickel salts (650 tonnes in Q3 2022) at a nickel equivalent sustaining cost of US$31,514/tNi (R585,853/tNi), 4% higher than for Q3 2022.

Operational issues at the cathode unit which impacted H1 2023, have been resolved resulting in production stabilising during Q3 2023. Overall, the plant is now stable, both from process and reliability points of view, with nickel recovery improving by 4% to 98.8%. Production, however, was impacted by heavy rainfall in Q3 2023.
The more stable operational performance has led to lower variable costs per tonne of nickel produced, with lower specific consumption of energy and reagents. While input prices have decreased recently, they remain elevated due to global uncertainty and gas prices remain elevated due to the Russia Ukraine war. Sales were impacted by lower nickel prices due to a general oversupply of nickel cathode and a slowdown of the plating industry that led to lower premiums for Q3 2023.

In order to restore profitability, a new innovative alternative to the current process is being explored. The Sandouville team is currently assessing its commercial and technical feasibility. Further details on this alternative will be available during Q1 2024. Sibanye-Stillwater continues with the deployment of its strategy in France, advancing studies on three complementary processes:

•PGM autocatalyst recycling using European feedstocks (study results due in Q1 2024)
•Producing battery grade nickel sulphate
•Battery metals recycling

Further announcements will be made on these developments as the studies progress to the next phases.

Sibanye-Stillwater Operating update | Quarter ended 30 September 2023 7

Keliber lithium project

The Keliber lithium project progressed significantly during Q3 2023. On 6 October 2023, Sibanye-Stillwater announced Board approval for the construction of the concentrator and the development of the Syväjärvi open pit mine in Päiväneva. Delivery of ore from the Syväjärvi open pit mine will be timed to coincide with the commissioning of the concentrator. Higher capital expenditures will now be incurred to meet the environmental permit requirements. The capital expenditure for the concentrator is now forecasted at €230 million (R4.5 billion), €10 million (R195 million) higher than the previous estimate.

In addition capital expenditure for the Keliber lithium refinery increased by €59 million (R1.2 billion) to €418 million (R8.2 billion) due to changes to the effluent water treatment process at the Keliber lithium refinery. The amended technology was added into the flowsheet to ensure compliance with environmental permits, which will also result in increased recoveries. Despite the higher capital requirements, the adjustment has not had a negative impact on the net present value of the project due to the positive impact of the expected recoveries. The updated aggregated project capital for the Keliber project is estimated at €656 million (R12.8 billion) (2023 real terms) including contingencies (previously €588 million in 2022 real terms).

Further progress in Q3 2023:
•Recruitments according to plan with a headcount of 67 at the end of September with potential to grow the team by over 20 professionals by year end. Overall headcount is planned to grow to 200 by the end of 2024
•Active cooperation and participation with the local community and relevant stakeholders including holding a public event in Kaustinen, sponsoring local sport clubs and cultural events such as Kaustinen folk music festival, cooperation with local schools continued with presentations and negotiations on future training and job opportunities, and public road maintenance and transportation discussed at the Regional Councils' Traffic Day
•In Q3 2023, 28 diamond drill holes totalling 5,407 metres were completed at the Rapasaari, Syväjärvi and Leviäkangas East target areas with two drill rigs. The best assayed intercepts are all associated with the Tuoreetsaaret deposit including 86.35 m @ 1.08 % Li2O
•The update of the Mineral Resources estimate continued in Q3 2023. The Mineral Resource estimates of seven deposits - Syväjärvi, Rapasaari, Länttä, Outovesi, Emmes, Tuoreetsaaret and Leviäkangas - will be updated, and the final results are due in 2024. As a part of regional lithium exploration, seasonal boulder mapping and till sampling continued in Q3 2023
•Debt funding for the balance of the project is advancing with the target facility increased from €300 million to €500 million
•Project capital expenditure for 2023 is lower than initially guided (see update under Operating guidance below) with the delta of the capital expenditure moving to 2024 due to the later than estimated commencement of the concentrator during 2023

Australian region

Century zinc retreatment operation

Sibanye-Stillwater acquired full ownership of New Century Resources Limited during H1 2023, enhancing the Group's exposure to tailings retreatment and complementing our existing investment in DRDGOLD. The integration of the Australian regional structures and assets into Sibanye-Stillwater is progressing well.

Production from the Century operation recovered strongly from the flood impacted H1 2023. For Q3 2023, the Century operation produced 25kt of zinc metal (payable), an increase from the 23kt produced in Q2 2023. AISC for Q3 2023 of US$1,753/tZn (R32,587/tZn) was 13% lower than for Q2 2023, resulting in a significant financial turnaround, with the Century operation recording a R53 million (US$3 million) adjusted EBITDA profit compared with an R433 million (US$23 million) loss for the previous quarter (Q2 2023). The Century operation invested US$2 million (R34 million) on capital expenditure in Q3 2023.

OPERATING GUIDANCE FOR 2023*

Mined 2E PGM production at the US PGM operations is forecast to be between 420,000 2Eoz and 430,000 2Eoz, with AISC between US$1,750/2Eoz and US$1,825/2Eoz (R31,500/2Eoz to R32,850/2Eoz). Capital expenditure is forecast to be between US$320 million and US$340 million (R5.76 billion to R6.12 billion), including approximately US$35 million (R630 million) project capital.

3E PGM production from the US PGM recycling operations is forecast to between 350,000 3Eoz and 400,000 3Eoz fed for the year. Capital expenditure is forecast to be about US$1.4 million (R25 million).

Forecast 4E PGM production from the SA PGM operations for 2023 remains unchanged at between 1.7 million 4Eoz and 1.8 million 4Eoz including third party PoC, with AISC between R20,800/4Eoz and R21,800/4Eoz (US$1,156/4Eoz to US$1,211/4Eoz) - excluding the cost of third party PoC. Capital expenditure is forecast at R5.4 billion (US$300 million) for the year, including project capital of R920 million (US$51 million) for the K4 project.

Gold production from the managed SA gold operations (excluding DRDGOLD) for 2023 is forecast at between 19,500kg (625koz) and 20,500kg (660koz). AISC is still forecast to be between R1,190,000/kg and R1,290,000/kg (US$2,056/oz to US$2,230/oz) due to lower production as a result of the incidents mentioned above. Capital expenditure is forecast at R5.4 billion (US$300 million), including R1.6 billion (US$90 million) of project capital expenditure for the Burnstone project.

Production from the Sandouville nickel refinery is forecast at between 7.0 kilotonnes to 7.5 kilotonnes of nickel equivalent product (Ni) at a nickel equivalent AISC of between €33,715/tNi and €34,588/tNi (R657,000/tNi to R675,000/tNi) with capital expenditure of €14 million (R273million).

The capital expenditure forecast for the Keliber lithium project for 2023 has been reduced from €231 million (R4.5 billion) to €130 million (R2.3 billion). With the commencement of the construction of the concentrator in Q4 2023, most of the capex budgeted for 2023, will now occur in 2024.

* The guidance has been translated where relevant at an average exchange rate of R18.00/US$ and R19.50/€

NEAL FRONEMAN
CHIEF EXECUTIVE OFFICER
Sibanye-Stillwater Operating update | Quarter ended 30 September 2023 8

SALIENT FEATURES AND COST BENCHMARKS - QUARTERS

US and SA PGM operations

			US and SA PGM operations[1]	US PGM operations	Total SA PGM operations[1]			Rustenburg		Marikana[1]		Kroondal	Plat Mile	Mimosa
				Under- ground[2]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Attribu-table	Surface	Attribu-table
Production
Tonnes milled/treated	kt	Sep 2023	9,711	316	9,394	4,457	4,937	1,643	1,420	1,709	869	755	2,649	351
		Jun 2023	9,469	287	9,182	4,210	4,972	1,572	1,390	1,557	918	727	2,665	354
		Sep 2022	9,625	241	9,383	4,303	5,081	1,666	1,418	1,515	927	782	2,736	340
Plant head grade	g/t	Sep 2023	2.33	11.59	2.02	3.32	0.84	3.46	1.01	3.61	0.95	2.34	0.72	3.36
		Jun 2023	2.28	12.48	1.96	3.29	0.83	3.38	1.03	3.67	0.95	2.22	0.69	3.47
		Sep 2022	2.21	12.23	1.96	3.30	0.82	3.34	1.03	3.70	0.87	2.33	0.69	3.52
Plant recoveries	%	Sep 2023	76.64	90.10	74.01	85.36	34.07	86.43	52.16	86.47	28.32	83.85	22.61	76.62
		Jun 2023	75.62	91.31	72.48	85.53	29.04	86.49	41.86	87.03	25.15	81.56	20.67	78.30
		Sep 2022	75.59	89.25	73.19	85.09	32.61	86.52	52.47	87.06	25.94	82.17	20.30	74.44
Yield	g/t	Sep 2023	1.78	10.44	1.49	2.83	0.29	2.99	0.53	3.12	0.27	1.96	0.16	2.57
		Jun 2023	1.72	11.40	1.42	2.81	0.24	2.92	0.43	3.19	0.24	1.81	0.14	2.72
		Sep 2022	1.67	10.92	1.43	2.81	0.27	2.89	0.54	3.22	0.23	1.91	0.14	2.62
PGM production[3]	4Eoz - 2Eoz	Sep 2023	557,106	105,546	451,560	406,135	45,425	157,977	24,045	171,498	7,516	47,600	13,864	29,060
		Jun 2023	524,214	104,823	419,391	380,861	38,530	147,723	19,264	159,863	7,049	42,329	12,217	30,946
		Sep 2022	518,032	85,889	432,143	388,460	43,683	154,797	24,641	156,873	6,723	48,120	12,319	28,670
PGM sold[4]	4Eoz - 2Eoz	Sep 2023	549,696	124,882	424,814			141,322	15,060	179,811		47,600	13,864	27,157
		Jun 2023	508,429	102,856	405,573			114,826	16,561	187,994		42,329	12,217	31,646
		Sep 2022	471,994	69,534	402,460			137,246	16,578	160,115		48,120	12,319	28,082
Price and costs[5]
Average PGM basket price[6]	R/4Eoz - R/2Eoz	Sep 2023	23,933	22,122	24,479			24,670	23,050	24,481		24,968	23,044	23,343
		Jun 2023	30,313	25,378	31,689			32,269	27,153	31,741		32,564	27,980	27,972
		Sep 2022	40,485	30,878	42,269			43,331	34,278	42,033		44,972	33,714	33,412
Average PGM basket price6	US$/4Eoz - US$/2Eoz	Sep 2023	1,287	1,190	1,317			1,327	1,240	1,317		1,343	1,240	1,256
		Jun 2023	1,624	1,360	1,698			1,729	1,455	1,701		1,745	1,499	1,499
		Sep 2022	2,374	1,811	2,479			2,541	2,010	2,465		2,638	1,977	1,960
Operating cost[7,9]	R/t	Sep 2023	1,226	7,140	1,019			2,021	363	1,654		1,244	66	1,812
		Jun 2023	1,123	6,333	953			2,035	245	1,560		1,186	59	1,730
		Sep 2022	1,043	7,504	871			1,764	279	1,459		1,049	58	1,493
Operating cost7	US$/t	Sep 2023	66	384	55			109	20	89		67	4	97
		Jun 2023	60	339	51			109	13	84		64	3	93
		Sep 2022	61	440	51			103	16	86		62	3	88
Operating cost7	R/4Eoz - R/2Eoz	Sep 2023	21,723	21,384	21,808			21,022	21,460	23,814		19,727	12,623	21,886
		Jun 2023	20,747	17,353	21,663			21,649	17,650	23,120		20,364	12,769	19,809
		Sep 2022	19,793	21,085	19,518			18,986	16,071	21,767		17,041	12,907	17,719
Operating cost7	US$/4Eoz - US$/2Eoz	Sep 2023	1,169	1,150	1,173			1,131	1,154	1,281		1,061	679	1,177
		Jun 2023	1,112	930	1,161			1,160	946	1,239		1,091	684	1,062
		Sep 2022	1,161	1,237	1,145			1,114	943	1,277		999	757	1,039
All-in sustaining cost[8,9]	R/4Eoz - R/2Eoz	Sep 2023	23,210	35,738	20,080			18,701		22,607		18,550	10,747	25,258
		Jun 2023	21,724	30,280	19,416			18,121		21,574		18,403	10,886	22,329
		Sep 2022	21,271	30,947	19,211			18,435		21,785		15,399	11,283	21,032
All-in sustaining cost8	US$/4Eoz - US$/2Eoz	Sep 2023	1,249	1,922	1,080			1,006		1,216		998	578	1,359
		Jun 2023	1,164	1,623	1,041			971		1,156		986	583	1,197
		Sep 2022	1,248	1,815	1,127			1,081		1,278		903	662	1,234
All-in cost[8,9]	R/4Eoz - R/2Eoz	Sep 2023	24,223	37,642	20,871			18,701		24,115		18,550	15,364	25,258
		Jun 2023	22,710	32,235	20,139			18,121		22,940		18,805	13,833	22,329
		Sep 2022	22,582	36,000	19,726			18,441		23,051		15,399	11,283	21,032
All-in cost8	US$/4Eoz - US$/2Eoz	Sep 2023	1,303	2,025	1,123			1,006		1,297		998	826	1,359
		Jun 2023	1,217	1,728	1,079			971		1,229		1,008	741	1,197
		Sep 2022	1,324	2,111	1,157			1,082		1,352		903	662	1,234
Capital expenditure[5]
Ore reserve development	Rm	Sep 2023	1,671	1,049	622			149		473		—	—	—
		Jun 2023	1,749	1,050	699			190		509		—	—	—
		Sep 2022	1,313	723	590			194		396		—	—	—
Sustaining capital	Rm	Sep 2023	1,086	602	484			154		276		59	(5)	266
		Jun 2023	853	418	435			145		229		64	(3)	273
		Sep 2022	758	293	465			140		242		80	3	258
Corporate and projects	Rm	Sep 2023	535	201	334			—		270		—	64	—
		Jun 2023	482	205	277			—		224		17	36	—
		Sep 2022	642	434	208			1		207		—	—	—
Total capital expenditure	Rm	Sep 2023	3,292	1,852	1,440			303		1,019		59	59	266
		Jun 2023	3,084	1,673	1,411			335		962		81	33	273
		Sep 2022	2,713	1,450	1,263			335		845		80	3	258
Total capital expenditure	US$m	Sep 2023	177	100	77			16		55		3	3	14
		Jun 2023	165	90	76			18		52		4	2	15
		Sep 2022	159	85	74			20		50		5	—	15
Average exchange rate for the quarters ended 30 September 2023, 30 June 2023 and 30 September 2022 was R18.59/US$, R18.66/US$ and R17.05/US$, respectively
Figures may not add as they are rounded independently

Sibanye-Stillwater Operating update | Quarter ended 30 September 2023 9

1The US and SA PGM operations, Total SA PGM operation and Marikana excludes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Quarters” and “Reconciliation of AISC and AIC excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana – Quarters”
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the statistics shown above and is detailed in the PGM recycling table below
3Production per product – see prill split in the table below
4PGM sold includes the third party PoC ounces sold
5The US and SA PGM operations and Total SA PGM operations’ unit cost benchmarks and capital expenditure exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales
6The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment
7Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce (and kilogram) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period, by the PGM produced in the same period. For a reconciliation of unit operating cost, see “Unit operating cost - Quarters"
8All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period. For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs - Quarters”
9Operating cost, all-in sustaining costs and all-in costs, are not measures of performance under IFRS. As a result, such measures should not be considered in isolation or as alternatives to any other measure of financial performance presented in accordance with IFRS. Non-IFRS measures are the responsibility of the Board

Mining - PGM Prill split including third party PoC, excluding recycling operations

	US AND SA PGM OPERATIONS						TOTAL SA PGM OPERATIONS						US PGM OPERATIONS
	Sep 2023		Jun 2023		Sep 2022		Sep 2023		Jun 2023		Sep 2022		Sep 2023		Jun 2023		Sep 2022
		%		%		%		%		%		%		%		%		%
Platinum	306,959	53%	288,639	52%	286,103	54%	282,763	59%	265,168	60%	265,975	59%	24,196	23%	23,471	22%	20,128	23%
Palladium	223,255	38%	213,734	39%	200,137	37%	141,905	30%	132,382	30%	134,376	30%	81,350	77%	81,352	78%	65,761	77%
Rhodium	42,851	7%	39,649	7%	40,296	8%	42,851	9%	39,649	9%	40,296	9%
Gold	8,036	1%	7,825	1%	8,216	2%	8,036	2%	7,825	2%	8,216	2%
PGM production 4E/2E	581,101	100%	549,847	100%	534,752	100%	475,555	100%	445,024	100%	448,863	100%	105,546	100%	104,823	100%	85,889	100%
Ruthenium	67,800		63,158		64,192		67,800		63,158		64,192
Iridium	16,836		16,016		16,034		16,836		16,016		16,034
Total 6E/2E	665,737		629,021		614,978		560,191		524,198		529,089		105,546		104,823		85,889
Figures may not add as they are rounded independently

US PGM Recycling
	Unit	Sep 2023	Jun 2023	Sep 2022
Average catalyst fed/day	Tonne	9.5	11.2	17.7
Total processed	Tonne	873	1,014	1,630
Tolled	Tonne	—	—	—
Purchased	Tonne	873	1,014	1,630
PGM fed	3Eoz	72,434	83,608	141,560
PGM sold	3Eoz	77,679	74,041	162,659
PGM tolled returned	3Eoz	2,091	2,520	4,715

Sibanye-Stillwater Operating update | Quarter ended 30 September 2023 10

SALIENT FEATURES AND COST BENCHMARKS - QUARTERS (continued)
SA gold operations

			SA OPERATIONS
			Total SA gold			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface
Production
Tonnes milled/treated	kt	Sep 2023	8,245	966	7,279	251	13	365	481	350	33	1,121	5,632
		Jun 2023	7,670	1,120	6,550	357	23	389	331	374	115	1,110	4,972
		Sep 2022	10,237	1,117	9,120	290	123	336	620	490	18	1,202	7,157
Yield	g/t	Sep 2023	0.75	4.42	0.26	5.77	3.37	5.16	0.49	2.66	0.21	0.28	0.23
		Jun 2023	0.88	4.50	0.26	5.71	0.65	4.97	0.36	2.86	0.21	0.28	0.25
		Sep 2022	0.62	3.90	0.22	5.65	0.41	4.14	0.31	2.69	—	0.27	0.20
Gold produced	kg	Sep 2023	6,148	4,267	1,881	1,452	43	1,882	234	933	7	313	1,284
		Jun 2023	6,733	5,045	1,688	2,040	15	1,935	119	1,070	24	308	1,222
		Sep 2022	6,366	4,354	2,012	1,640	50	1,393	190	1,321	—	319	1,453
	oz	Sep 2023	197,663	137,187	60,476	46,683	1,382	60,508	7,523	29,997	225	10,063	41,282
		Jun 2023	216,471	162,200	54,270	65,588	482	62,212	3,826	34,401	772	9,902	39,288
		Sep 2022	204,672	139,984	64,687	52,727	1,608	44,786	6,109	42,471	—	10,256	46,715
Gold sold	kg	Sep 2023	6,178	4,349	1,829	1,495	43	1,931	205	923	7	307	1,267
		Jun 2023	6,801	5,107	1,694	2,105	18	1,917	122	1,085	24	308	1,222
		Sep 2022	6,070	4,095	1,975	1,524	48	1,314	174	1,257	—	311	1,442
	oz	Sep 2023	198,627	139,824	58,804	48,065	1,382	62,083	6,591	29,675	225	9,870	40,735
		Jun 2023	218,657	164,194	54,463	67,677	579	61,633	3,922	34,884	772	9,902	39,288
		Sep 2022	195,155	131,657	63,498	48,998	1,543	42,246	5,594	40,413	—	9,999	46,361
Price and costs
Gold price received	R/kg	Sep 2023	1,153,448			1,153,446		1,153,090		1,152,688		1,153,094	1,154,696
		Jun 2023	1,184,973			1,182,760		1,185,875		1,186,655		1,181,818	1,186,579
		Sep 2022	944,316			944,020		944,220		942,721		945,338	945,908
Gold price received	US$/oz	Sep 2023	1,930			1,930		1,929		1,929		1,929	1,932
		Jun 2023	1,975			1,971		1,977		1,978		1,970	1,978
		Sep 2022	1,723			1,722		1,722		1,720		1,725	1,726
Operating cost[1,3]	R/t	Sep 2023	784	4,953	230	6,948	783	5,277	397	3,184	429	308	198
		Jun 2023	791	4,081	229	4,616	478	4,964	384	2,650	279	298	200
		Sep 2022	645	4,573	163	5,623	359	5,388	305	3,393	1,222	214	137
	US$/t	Sep 2023	42	266	12	374	42	284	21	171	23	17	11
		Jun 2023	42	219	12	247	26	266	21	142	15	16	11
		Sep 2022	38	268	10	330	21	316	18	199	72	13	8
	R/kg	Sep 2023	1,051,074	1,121,865	890,484	1,203,168	232,558	1,022,848	816,239	1,195,070	2,000,000	1,102,236	868,380
		Jun 2023	901,084	905,847	886,848	808,333	733,333	997,933	1,067,227	925,234	1,333,333	1,074,675	815,057
		Sep 2022	1,036,601	1,173,404	740,557	995,732	880,000	1,300,790	994,737	1,259,652	—	805,643	673,090
	US$/oz	Sep 2023	1,759	1,877	1,490	2,013	389	1,711	1,366	2,000	3,346	1,844	1,453
		Jun 2023	1,502	1,510	1,478	1,347	1,222	1,663	1,779	1,542	2,222	1,791	1,359
		Sep 2022	1,891	2,141	1,351	1,816	1,605	2,373	1,815	2,298	—	1,470	1,228
All-in sustaining cost[2,3]	R/kg	Sep 2023	1,232,600			1,455,137		1,193,820		1,343,011		1,169,381	963,694
		Jun 2023	1,080,135			1,071,597		1,190,289		1,064,022		1,120,130	910,802
		Sep 2022	1,210,049			1,215,013		1,527,554		1,424,025		861,736	765,603
All-in sustaining cost2	US$/oz	Sep 2023	2,062			2,435		1,997		2,247		1,957	1,612
		Jun 2023	1,800			1,786		1,984		1,774		1,867	1,518
		Sep 2022	2,207			2,216		2,787		2,598		1,572	1,397
All-in cost[2,3]	R/kg	Sep 2023	1,319,197			1,455,137		1,213,483		1,343,011		1,169,381	1,083,662
		Jun 2023	1,197,324			1,071,597		1,207,945		1,064,022		1,120,130	1,129,296
		Sep 2022	1,293,245			1,215,013		1,598,118		1,424,025		861,736	802,358
All-in cost2	US$/oz	Sep 2023	2,207			2,435		2,030		2,247		1,957	1,813
		Jun 2023	1,996			1,786		2,013		1,774		1,867	1,882
		Sep 2022	2,359			2,216		2,915		2,598		1,572	1,464
Capital expenditure
Ore reserve development	Rm	Sep 2023	677			339		246		92		—	—
		Jun 2023	745			411		249		85		—	—
		Sep 2022	472			208		174		90		—	—
Sustaining capital	Rm	Sep 2023	367			131		108		16		—	112
		Jun 2023	362			110		109		27		—	115
		Sep 2022	409			109		150		37		—	113
Corporate and projects[4]	Rm	Sep 2023	531			—		42		—		—	152
		Jun 2023	760			—		36		—		—	267
		Sep 2022	488			—		105		—		—	53
Total capital expenditure	Rm	Sep 2023	1,576			470		396		108		—	264
		Jun 2023	1,867			521		394		112		—	382
		Sep 2022	1,369			317		429		127		—	166
Total capital expenditure	US$m	Sep 2023	85			25		21		6		—	14
		Jun 2023	100			28		21		6		—	20
		Sep 2022	80			19		25		7		—	10
Average exchange rates for the quarters ended 30 September 2023, 30 June 2023 and 30 September 2022 was R18.59/US$, R18.66/US$ and R17.05/US$, respectively
Figures may not add as they are rounded independently

1Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period
Sibanye-Stillwater Operating update | Quarter ended 30 September 2023 11

2All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period. For a reconciliation of cost of sales before amortisation and depreciation to All-in cost, see “All-in costs – Quarters”
3Operating cost, all-in sustaining costs and all-in costs, are not measures of performance under IFRS. As a result, such measures should not be considered in isolation or as alternatives to any other measure of financial performance presented in accordance with IFRS. Non-IFRS measures are the responsibility of the Board
4Corporate project expenditure for the quarters ended 30 September 2023, 30 June 2023 and 30 September 2022 was R337 million (US$18 million), R457 million (US$24 million) and R330 million (US$19 million), respectively, the majority of which related to the Burnstone project

SALIENT FEATURES AND COST BENCHMARKS - QUARTERS (continued)
European operations

Sandouville nickel refinery
Metals split
	Sep 2023		Jun 2023		Sep 2022
Volumes produced (tonnes)
Nickel salts[1]	427	18%	359	19%	650	39%
Nickel metal	1,925	82%	1,525	81%	1,003	61%
Total Nickel Production tNi	2,352	100%	1,884	100%	1,653	100%
Nickel cakes[2]	103		97		68
Cobalt chloride (CoCl2)[3]	46		30		37
Ferric chloride (FeCl3)[3]	409		348		321

Volumes sales (tonnes)
Nickel salts[1]	287	15%	364	18%	529	31%
Nickel metal	1,664	85%	1,714	82%	1,177	69%
Total Nickel Sold tNi	1,951	100%	2,078	100%	1,706	100%
Nickel cakes[2]	—		2
Cobalt chloride (CoCl2)[3]	41		34		51
Ferric chloride (FeCl3)[3]	409		348		321

Nickel equivalent basket price	Unit	Sep 2023	Jun 2023	Sep 2022
Nickel equivalent average basket price[4]	R/tNi	403,895	481,713	384,525
	US$/tNi	21,726	25,815	22,553

Nickel equivalent sustaining cost	Rm	Sep 2023	Jun 2023	Sep 2022
Cost of sales, before amortisation and depreciation		1,100	1,407	882
Share-based payments		(7)	11	—
Rehabilitation interest and amortisation		2	1	1
Leases		5	5	15
Sustaining capital expenditure		82	51	23
Less: By-product credit		(39)	(65)	(43)
Nickel equivalent sustaining cost[5]		1,143	1,410	878
Nickel Products sold	tNi	1,951	2,078	1,706
Nickel equivalent sustaining cost[5]	R/tNi	585,853	678,537	514,654
	US$/tNi	31,514	36,363	30,185

Nickel recovery yield[6]	%	98.82%	97.46%	95.04%
Average exchange rates for the quarters ended 30 September 2023, 30 June 2023 and 30 September 2022 was R18.59/US$, R18.66/US$ and R17.05/US$, respectively
Figures may not add as they are rounded independently

1Nickel salts consist of anhydrous nickel, nickel chloride low sodium, nickel chloride standard, nickel carbonate and nickel chloride solution
2Nickel cakes occur during the processing of nickel matte and are recycled back into the nickel refining process
3Cobalt chloride and ferric chloride are obtained from nickel matte through a different refining process on an order basis
4The Nickel equivalent average basket price per tonne is the total nickel revenue adjusted for other income less non-product sales divided by the total nickel equivalent tonnes sold
5The Nickel equivalent sustaining cost, is the cost to sustain current operations. Nickel equivalent sustaining cost per tonne nickel is calculated by dividing the Nickel equivalent sustaining cost, in a period by the total nickel products sold over the same period. Nickel equivalent sustaining cost and Nickel equivalent sustaining costs per tonne are intended to provide additional information only, do not have any standardised meaning prescribed by IFRS and should not be considered in isolation or as alternatives to cost of sales, profit before tax, profit for the year, cash from operating activities or any other measure of financial performance presented in accordance with IFRS. Nickel equivalent sustaining cost and Nickel equivalent sustaining costs per tonne as presented in this document may not be comparable to other similarly titled measures of performance of other companies. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and accounting frameworks such as in US GAAP. Differences may also arise related to definitional differences of sustaining versus development capital activities based upon each company’s internal policies. Non-IFRS measures such as Nickel equivalent sustaining cost and Nickel equivalent sustaining costs per tonne are the responsibility of the Group's Board of Directors and because of its nature, should not be considered as a representation of financial performance under IFRS
6Nickel recovery yield is the percentage of total nickel recovered from the matte relative to the nickel contained in the matte received

Sibanye-Stillwater Operating update | Quarter ended 30 September 2023 12

SALIENT FEATURES AND COST BENCHMARKS - QUARTERS (continued)
Australian operations

Century zinc retreatment operation[1]
Production
Ore mined and processed	kt	Sep 2023	1,973
		Jun 2023	1,949
Processing feed grade	%	Sep 2023	3.16
		Jun 2023	3.13
Plant recoveries	%	Sep 2023	48.91
		Jun 2023	45.86
Concentrate produced[2]	kt	Sep 2023	67
		Jun 2023	62
Concentrate zinc grade[3]	%	Sep 2023	45.31
		Jun 2023	45.02
Metal produced (zinc in concentrate)[4]	kt	Sep 2023	30
		Jun 2023	28
Zinc metal produced (payable)[5]	kt	Sep 2023	25
		Jun 2023	23
Zinc sold[6]	kt	Sep 2023	28
		Jun 2023	29
Zinc sold (payable)[7]	kt	Sep 2023	23
		Jun 2023	23
Price and costs
Average LME price	US$/tZn	Sep 2023	1,597
		Jun 2023	1,601
Average equivalent zinc concentrate price[8]	R/tZn	Sep 2023	31,747
		Jun 2023	28,832
	US$/tZn	Sep 2023	1,708
		Jun 2023	1,545
All-in sustaining cost[9,10]	R/tZn	Sep 2023	32,587
		Jun 2023	37,562
	US$/tZn	Sep 2023	1,753
		Jun 2023	2,013
All-in cost[9,10]	R/tZn	Sep 2023	34,937
		Jun 2023	41,692
	US$/tZn	Sep 2023	1,879
		Jun 2023	2,234
Average exchange rates for the quarters ended 30 September 2023 and 30 June 2023 was R18.59/US$ and R18.66/US$, respectively
Figures may not add as they are rounded independently

1Century is a leading tailings management and rehabilitation company that currently owns and operates the Century zinc tailings retreatment operation in Queensland, Australia. Century was acquired by the Group on 22 February 2023
2Concentrate produced is the dry concentrate which has been processed that contains zinc, silver and waste material
3Concentrate zinc grade is the percentage of zinc contained in the concentrate produced
4Metal produced (zinc in concentrate) is the zinc metal contained in the concentrate produced
5Zinc metal produced (payable) is the payable quantity of zinc metal produced after applying smelter content deductions
6Zinc sold is the zinc metal contained in the concentrate sold
7Zinc sold (payable) is the payable quantity of zinc metal sold after applying smelter content deductions
8Average equivalent zinc concentrate price is the total zinc sales revenue recognised at the price expected to be received excluding the fair value adjustments divided by the payable zinc metal sold
9All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per tonne and All-in cost per tonne are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total tonnes of zinc metal produced (payable) in the same period. For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs - Quarters”
10All-in sustaining costs and all-in costs, are not measures of performance under IFRS. As a result, such measures should not be considered in isolation or as alternatives to any other measure of financial performance presented in accordance with IFRS. Non-IFRS measures are the responsibility of the Board

Sibanye-Stillwater Operating update | Quarter ended 30 September 2023 13

ALL-IN COSTS - QUARTERS

US and SA PGM operations
Figures are in rand millions unless otherwise stated

			US and SA PGM operations[1]	US PGM operations[2]	Total SA PGM operations[1]	Rustenburg	Marikana[1]	Kroondal	Plat Mile	Mimosa	Corporate
Cost of sales, before amortisation and depreciation[3]		Sep 2023	11,457	2,510	8,947	3,555	4,275	942	175	640	(640)
		Jun 2023	11,384	2,032	9,352	3,456	4,875	865	156	678	(678)
		Sep 2022	9,416	1,413	8,003	3,218	3,758	868	159	511	(511)
Royalties		Sep 2023	84	—	84	70	12	2	—	29	(29)
		Jun 2023	250	—	250	167	82	1	—	43	(43)
		Sep 2022	374	—	374	258	112	4	—	26	(26)
Carbon tax		Sep 2023	—	—	—	—	—	—	—	—	—
		Jun 2023	—	—	—	—	—	—	—	—	—
		Sep 2022	(1)	—	(1)	—	—	(1)	—	—	—
Community costs		Sep 2023	21	—	21	—	21	—	—	—	—
		Jun 2023	20	—	20	—	20	—	—	—	—
		Sep 2022	22	—	22	—	22	—	—	—	—
Inventory change		Sep 2023	912	(253)	1,165	462	703	—	—	(4)	4
		Jun 2023	74	(213)	287	367	(80)	—	—	(65)	65
		Sep 2022	1,462	398	1,064	375	689	—	—	(3)	3
Share-based payments[4]		Sep 2023	78	22	56	20	24	11	—	—	—
		Jun 2023	74	47	27	11	16	(3)	—	—	—
		Sep 2022	54	12	42	16	19	7	—	—	—
Rehabilitation interest and amortisation[5]		Sep 2023	46	21	25	(6)	14	17	—	2	(2)
		Jun 2023	56	22	34	(2)	18	18	—	1	(1)
		Sep 2022	35	13	22	(8)	10	20	—	1	(1)
Leases		Sep 2023	18	1	17	6	10	1	—	—	—
		Jun 2023	17	1	16	6	9	1	—	—	—
		Sep 2022	16	2	14	3	10	1	—	—	—
Ore reserve development		Sep 2023	1,671	1,049	622	149	473	—	—	—	—
		Jun 2023	1,749	1,050	699	190	509	—	—	—	—
		Sep 2022	1,313	723	590	194	396	—	—	—	—
Sustaining capital expenditure		Sep 2023	1,086	602	484	154	276	59	(5)	266	(266)
		Jun 2023	853	418	435	145	229	64	(3)	273	(273)
		Sep 2022	758	293	465	140	242	80	3	258	(258)
Less: By-product credit		Sep 2023	(2,658)	(180)	(2,478)	(1,006)	(1,302)	(149)	(21)	(199)	199
		Jun 2023	(3,112)	(183)	(2,929)	(1,314)	(1,428)	(167)	(20)	(239)	239
		Sep 2022	(2,327)	(196)	(2,131)	(888)	(981)	(238)	(23)	(190)	189
Total All-in-sustaining costs[6]		Sep 2023	12,715	3,772	8,943	3,404	4,506	883	149	734	(734)
		Jun 2023	11,365	3,174	8,191	3,026	4,250	779	133	691	(691)
		Sep 2022	11,122	2,658	8,464	3,308	4,277	741	139	603	(604)
Plus: Corporate cost, growth and capital expenditure		Sep 2023	535	201	334	—	270	—	64	—	—
		Jun 2023	486	205	281	—	228	17	36	—	—
		Sep 2022	642	434	208	1	207	—	—	—	—
Total All-in-costs[6]		Sep 2023	13,250	3,973	9,277	3,404	4,776	883	213	734	(734)
		Jun 2023	11,851	3,379	8,472	3,026	4,478	796	169	691	(691)
		Sep 2022	11,764	3,092	8,672	3,309	4,484	741	139	603	(604)
PGM production	4Eoz - 2Eoz	Sep 2023	581,101	105,546	475,555	182,022	203,009	47,600	13,864	29,060	—
		Jun 2023	549,847	104,823	445,024	166,987	192,545	42,329	12,217	30,946	—
		Sep 2022	534,752	85,889	448,863	179,438	180,316	48,120	12,319	28,670	—
	kg	Sep 2023	18,074	3,283	14,791	5,662	6,314	1,481	431	904	—
		Jun 2023	17,102	3,260	13,842	5,194	5,989	1,317	380	963	—
		Sep 2022	16,633	2,671	13,961	5,581	5,608	1,497	383	892	—
All-in-sustaining cost	R/4Eoz - R/2Eoz	Sep 2023	23,033	35,738	20,029	18,701	22,196	18,550	10,747	25,258	—
		Jun 2023	21,902	30,280	19,781	18,121	22,073	18,403	10,886	22,329	—
		Sep 2022	21,977	30,947	20,143	18,435	23,719	15,399	11,283	21,032	—
	US$/4Eoz - US$/2Eoz	Sep 2023	1,239	1,922	1,077	1,006	1,194	998	578	1,359	—
		Jun 2023	1,174	1,623	1,060	971	1,183	986	583	1,197	—
		Sep 2022	1,289	1,815	1,181	1,081	1,391	903	662	1,234	—
All-in-cost	R/4Eoz - R/2Eoz	Sep 2023	24,002	37,642	20,777	18,701	23,526	18,550	15,364	25,258	—
		Jun 2023	22,839	32,235	20,460	18,121	23,257	18,805	13,833	22,329	—
		Sep 2022	23,245	36,000	20,638	18,441	24,867	15,399	11,283	21,032	—
	US$/4Eoz - US$/2Eoz	Sep 2023	1,291	2,025	1,118	1,006	1,266	998	826	1,359	—
		Jun 2023	1,224	1,728	1,096	971	1,246	1,008	741	1,197	—
		Sep 2022	1,363	2,111	1,210	1,082	1,459	903	662	1,234	—
Average exchange rates for the quarters ended 30 September 2023, 30 June 2023 and 30 September 2022 was R18.59/US$, R18.66/US$ and R17.05/US$, respectively
Figures may not add as they are rounded independently

1The US and SA PGM operations, Total SA PGM operations and Marikana includes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Quarters” and “Reconciliation of AISC and AIC excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana – Quarters”
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes various recycling material which is excluded from the 2E PGM production, All-in sustaining cost and All-in cost statistics shown
3Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
4Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
Sibanye-Stillwater Operating update | Quarter ended 30 September 2023 14

5Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current PGM production
6All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period

Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Quarters
		US and SA PGM			Total SA PGM operations			Marikana
	Rm	Sep 2023	Jun 2023	Sep 2022	Sep 2023	Jun 2023	Sep 2022	Sep 2023	Jun 2023	Sep 2022
Cost of sales, before amortisation and depreciation as reported per table above		11,457	11,384	9,416	8,947	9,352	8,003	4,275	4,875	3,758
Inventory change as reported per table above		912	74	1,462	1,165	287	1,064	703	(80)	689
Less: Chrome cost of sales		(333)	(451)	(402)	(333)	(451)	(402)	(150)	(163)	(96)
Total operating cost including third party PoC		12,036	11,007	10,476	9,779	9,188	8,665	4,828	4,632	4,351
Less: Purchase cost of PoC		(565)	(773)	(790)	(565)	(773)	(790)	(565)	(773)	(790)
Total operating cost excluding third party PoC		11,471	10,234	9,686	9,214	8,415	7,875	4,263	3,859	3,561

PGM production as reported per table above	4Eoz- 2Eoz	581,101	549,847	534,752	475,555	445,024	448,863	203,009	192,545	180,316
Less: Mimosa production		(29,060)	(30,946)	(28,670)	(29,060)	(30,946)	(28,670)	—	—	—
PGM production excluding Mimosa		552,041	518,901	506,082	446,495	414,078	420,193	203,009	192,545	180,316
Less: PoC production		(23,995)	(25,633)	(16,720)	(23,995)	(25,633)	(16,720)	(23,995)	(25,633)	(16,720)
PGM production excluding Mimosa and third party PoC		528,046	493,268	489,362	422,500	388,445	403,473	179,014	166,912	163,596

PGM production including Mimosa and excluding third party PoC		557,106	524,214	518,032	451,560	419,391	432,143	179,014	166,912	163,596

Tonnes milled/treated	kt	9,711	9,469	9,625	9,394	9,182	9,383	2,578	2,475	2,441
Less: Mimosa tonnes		(351)	(354)	(340)	(351)	(354)	(340)	—	—	—
PGM tonnes excluding Mimosa and third party PoC		9,359	9,115	9,284	9,043	8,828	9,043	2,578	2,475	2,441
Operating cost including third party PoC	R/4Eoz-R/2Eoz	21,803	21,212	20,700	21,902	22,189	20,621	23,782	24,057	24,130
	US$/4Eoz-US$/2Eoz	1,173	1,137	1,214	1,178	1,189	1,209	1,279	1,289	1,415
	R/t	1,286	1,208	1,128	1,081	1,041	958	1,873	1,872	1,782
	US$/t	69	65	66	58	56	56	101	100	105
Operating cost excluding third party PoC	R/4Eoz-R/2Eoz	21,723	20,747	19,793	21,808	21,663	19,518	23,814	23,120	21,767
	US$/4Eoz-US$/2Eoz	1,169	1,112	1,161	1,173	1,161	1,145	1,281	1,239	1,277
	R/t	1,226	1,123	1,043	1,019	953	871	1,654	1,560	1,459
	US$/t	66	60	61	55	51	51	89	84	86

Reconciliation of AISC and AIC excluding third party PoC for Total US and SA PGM, Total SA PGM and Marikana - Quarters
		US and SA PGM			Total SA PGM operations			Marikana
	Rm	Sep 2023	Jun 2023	Sep 2022	Sep 2023	Jun 2023	Sep 2022	Sep 2023	Jun 2023	Sep 2022
Total All-in-sustaining cost as reported per table above		12,715	11,365	11,122	8,943	8,191	8,464	4,506	4,250	4,277
Less: Purchase cost of PoC		(565)	(773)	(790)	(565)	(773)	(790)	(565)	(773)	(790)
Add: By-product credit of PoC		106	124	77	106	124	77	106	124	77
Total All-in-sustaining cost excluding third party PoC		12,256	10,716	10,409	8,484	7,542	7,751	4,047	3,601	3,564
Plus: Corporate cost, growth and capital expenditure		535	486	642	334	281	208	270	228	207
Total All-in-cost excluding third party PoC		12,791	11,202	11,051	8,818	7,823	7,959	4,317	3,829	3,771

PGM production excluding Mimosa and third party PoC	4Eoz- 2Eoz	528,046	493,268	489,362	422,500	388,445	403,473	179,014	166,912	163,596

All-in-sustaining cost excluding third party PoC	R/4Eoz-R/2Eoz	23,210	21,724	21,271	20,080	19,416	19,211	22,607	21,574	21,785
	US$/4Eoz-US$/2Eoz	1,249	1,164	1,248	1,080	1,041	1,127	1,216	1,156	1,278

All-in-cost excluding third party PoC	R/4Eoz-R/2Eoz	24,223	22,710	22,582	20,871	20,139	19,726	24,115	22,940	23,051
	US$/4Eoz-US$/2Eoz	1,303	1,217	1,324	1,123	1,079	1,157	1,297	1,229	1,352

Sibanye-Stillwater Operating update | Quarter ended 30 September 2023 15

ALL-IN COSTS - QUARTERS (continued)
SA gold operations
Figures are in rand millions unless otherwise stated

			SA OPERATIONS
			Total SA gold	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate
Cost of sales, before amortisation and depreciation[1]		Sep 2023	6,436	1,747	2,162	1,101	336	1,090	—
		Jun 2023	6,128	1,735	2,043	1,038	322	990	—
		Sep 2022	6,342	1,562	1,926	1,624	256	974	—
Royalties		Sep 2023	27	9	12	5	1	—	—
		Jun 2023	32	13	12	7	1	—	(1)
		Sep 2022	21	7	7	6	1	—	—
Carbon tax		Sep 2023	—	—	—	—	—	—	—
		Jun 2023	—	—	—	—	—	—	—
		Sep 2022	1	—	—	1	—	—	—
Community costs		Sep 2023	4	—	1	—	—	3	—
		Jun 2023	6	1	1	1	—	3	—
		Sep 2022	24	8	7	6	—	3	—
Share-based payments[2]		Sep 2023	48	14	17	14	—	6	(3)
		Jun 2023	24	7	7	(1)	—	6	5
		Sep 2022	28	10	9	5	—	4	—
Rehabilitation interest and amortisation[3]		Sep 2023	50	—	5	17	22	5	1
		Jun 2023	44	—	6	19	22	(4)	1
		Sep 2022	32	5	(3)	15	11	4	—
Leases		Sep 2023	11	—	1	5	—	5	—
		Jun 2023	11	—	1	5	—	5	—
		Sep 2022	19	2	4	7	—	6	—
Ore reserve development		Sep 2023	677	339	246	92	—	—	—
		Jun 2023	745	411	249	85	—	—	—
		Sep 2022	472	208	174	90	—	—	—
Sustaining capital expenditure		Sep 2023	367	131	108	16	—	112	—
		Jun 2023	362	110	109	27	—	115	1
		Sep 2022	409	109	150	37	—	113	—
Less: By-product credit		Sep 2023	(5)	(2)	(2)	(1)	—	—	—
		Jun 2023	(6)	(2)	(1)	(1)	—	(2)	—
		Sep 2022	(3)	(1)	(1)	(1)	—	—	—
Total All-in-sustaining costs[4]		Sep 2023	7,615	2,238	2,550	1,249	359	1,221	(2)
		Jun 2023	7,346	2,275	2,427	1,180	345	1,113	6
		Sep 2022	7,345	1,910	2,273	1,790	268	1,104	—
Plus: Corporate cost, growth and capital expenditure		Sep 2023	535	—	42	—	—	152	341
		Jun 2023	797	—	36	—	—	267	494
		Sep 2022	505	—	105	—	—	53	347
Total All-in-costs[4]		Sep 2023	8,150	2,238	2,592	1,249	359	1,373	339
		Jun 2023	8,143	2,275	2,463	1,180	345	1,380	500
		Sep 2022	7,850	1,910	2,378	1,790	268	1,157	347
Gold sold	kg	Sep 2023	6,178	1,538	2,136	930	307	1,267	—
		Jun 2023	6,801	2,123	2,039	1,109	308	1,222	—
		Sep 2022	6,070	1,572	1,488	1,257	311	1,442	—
	oz	Sep 2023	198,627	49,448	68,674	29,900	9,870	40,735	—
		Jun 2023	218,657	68,256	65,555	35,655	9,902	39,288	—
		Sep 2022	195,155	50,541	47,840	40,413	9,999	46,361	—
All-in-sustaining cost	R/kg	Sep 2023	1,232,600	1,455,137	1,193,820	1,343,011	1,169,381	963,694	—
		Jun 2023	1,080,135	1,071,597	1,190,289	1,064,022	1,120,130	910,802	—
		Sep 2022	1,210,049	1,215,013	1,527,554	1,424,025	861,736	765,603	—
All-in-sustaining cost	US$/oz	Sep 2023	2,062	2,435	1,997	2,247	1,957	1,612	—
		Jun 2023	1,800	1,786	1,984	1,774	1,867	1,518	—
		Sep 2022	2,207	2,216	2,787	2,598	1,572	1,397	—
All-in-cost	R/kg	Sep 2023	1,319,197	1,455,137	1,213,483	1,343,011	1,169,381	1,083,662	—
		Jun 2023	1,197,324	1,071,597	1,207,945	1,064,022	1,120,130	1,129,296	—
		Sep 2022	1,293,245	1,215,013	1,598,118	1,424,025	861,736	802,358	—
All-in-cost	US$/oz	Sep 2023	2,207	2,435	2,030	2,247	1,957	1,813	—
		Jun 2023	1,996	1,786	2,013	1,774	1,867	1,882	—
		Sep 2022	2,359	2,216	2,915	2,598	1,572	1,464	—
Average exchange rates for the quarters ended 30 September 2023, 30 June 2023 and 30 September 2022 was R18.59/US$, R18.66/US$ and R17.05/US$, respectively
Figures may not add as they are rounded independently

1 Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
2    Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
3    Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current gold production
4 All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations,
Sibanye-Stillwater Operating update | Quarter ended 30 September 2023 16

given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period

ALL-IN-COSTS - QUARTERS (continued)
Australian operations
Figures are in rand millions unless otherwise stated

Century zinc retreatment operation[1]

Cost of sales, before amortisation and depreciation[2]		Sep 2023	713
		Jun 2023	733
Royalties		Sep 2023	24
		Jun 2023	39
Community costs		Sep 2023	22
		Jun 2023	8
Inventory change		Sep 2023	45
		Jun 2023	36
Share-based payments		Sep 2023	—
		Jun 2023	—
Rehabilitation interest and amortisation[3]		Sep 2023	5
		Jun 2023	2
Leases		Sep 2023	30
		Jun 2023	31
Sustaining capital expenditure		Sep 2023	30
		Jun 2023	35
Less: By-product credit		Sep 2023	(51)
		Jun 2023	(20)
Total All-in-sustaining costs[4]		Sep 2023	818
		Jun 2023	864
Plus: Corporate cost, growth and capital expenditure		Sep 2023	59
		Jun 2023	95
Total All-in-costs[4]		Sep 2023	877
		Jun 2023	959
Zinc metal produced (payable)	kt	Sep 2023	25
		Jun 2023	23
All-in-sustaining cost	R/tZn	Sep 2023	32,587
		Jun 2023	37,562
	US$/tZn	Sep 2023	1,753
		Jun 2023	2,013
All-in-cost	R/tZn	Sep 2023	34,937
		Jun 2023	41,692
	US$/tZn	Sep 2023	1,879
		Jun 2023	2,234
Average exchange rates for the quarters ended 30 September 2023 and 30 June 2023 was R18.59/US$ and R18.66/US$, respectively
Figures may not add as they are rounded independently

1Century is a leading tailings management and rehabilitation company that currently owns and operates the Century zinc tailings retreatment operation in Queensland, Australia. Century was acquired by the Group on 22 February 2023
2Cost of sales, before amortisation and depreciation includes all mining and processing costs, corporate general and administrative costs, and permitting costs
3Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current zinc production
4All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per tonne and All-in cost per tonne are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total tonnes of zinc metal produced (payable) in the same period

Sibanye-Stillwater Operating update | Quarter ended 30 September 2023 17

UNIT OPERATING COST - QUARTERS
US and SA PGM operations
Figures are in rand millions unless otherwise stated

			US and SA PGM operations[1]	US PGM operations	Total SA PGM operations[1,3]	Rustenburg[3]		Marikana[3]		Kroondal[3]	Plat Mile	Mimosa
				Under- ground[2]	Total	Under- ground	Surface	Under- ground	Surface	Attribu-table	Surface	Attribu-table

Cost of sales, before amortisation and depreciation		Sep 2023	11,457	2,510	8,947	3,211	344	4,275		942	175	640
		Jun 2023	11,384	2,032	9,352	3,141	315	4,875		865	156	678
		Sep 2022	9,416	1,413	8,003	2,912	306	3,758		868	159	511
Inventory change		Sep 2023	912	(253)	1,165	290	172	703		—	—	(4)
		Jun 2023	74	(213)	287	342	25	(80)		—	—	(65)
		Sep 2022	1,462	398	1,064	285	90	689		—	—	(3)
Less: Chrome cost of sales		Sep 2023	(333)	—	(333)	(180)	—	(150)		(3)	—	—
		Jun 2023	(451)	—	(451)	(285)	—	(163)		(3)	—	—
		Sep 2022	(402)	—	(402)	(258)	—	(96)		(48)	—	—
Less: Purchase cost of PoC		Sep 2023	(565)	—	(565)	—	—	(565)		—	—	—
		Jun 2023	(773)	—	(773)	—	—	(773)		—	—	—
		Sep 2022	(790)	—	(790)	—	—	(790)		—	—	—
Total operating cost excluding third party PoC		Sep 2023	11,471	2,257	9,214	3,321	516	4,263		939	175	636
		Jun 2023	10,234	1,819	8,415	3,198	340	3,859		862	156	613
		Sep 2022	9,686	1,811	7,875	2,939	396	3,561		820	159	508
Tonnes milled/treated excluding third party PoC[4]	kt	Sep 2023	9,359	316	9,043	1,643	1,420	1,709	869	755	2,649	351
		Jun 2023	9,115	287	8,828	1,572	1,390	1,557	918	727	2,665	354
		Sep 2022	9,284	241	9,043	1,666	1,418	1,515	927	782	2,736	340
PGM production excluding third party PoC[4]	4Eoz	Sep 2023	528,046	105,546	422,500	157,977	24,045	179,014		47,600	13,864	29,060
		Jun 2023	493,268	104,823	388,445	147,723	19,264	166,912		42,329	12,217	30,946
		Sep 2022	489,362	85,889	403,473	154,797	24,641	163,596		48,120	12,319	28,670
Operating cost excluding third party PoC[5]	R/t	Sep 2023	1,226	7,140	1,019	2,021	363	1,654		1,244	66	1,812
		Jun 2023	1,123	6,333	953	2,035	245	1,560		1,186	59	1,730
		Sep 2022	1,043	7,504	871	1,764	279	1,459		1,049	58	1,493
	US$/t	Sep 2023	66	384	55	109	20	89		67	4	97
		Jun 2023	60	339	51	109	13	84		64	3	93
		Sep 2022	61	440	51	103	16	86		62	3	88
	R/4Eoz - R/2Eoz	Sep 2023	21,723	21,384	21,808	21,022	21,460	23,814		19,727	12,623	21,886
		Jun 2023	20,747	17,353	21,663	21,649	17,650	23,120		20,364	12,769	19,809
		Sep 2022	19,793	21,085	19,518	18,986	16,071	21,767		17,041	12,907	17,719
	US$/4Eoz - US$/2Eoz	Sep 2023	1,169	1,150	1,173	1,131	1,154	1,281		1,061	679	1,177
		Jun 2023	1,112	930	1,161	1,160	946	1,239		1,091	684	1,062
		Sep 2022	1,161	1,237	1,145	1,114	943	1,277		999	757	1,039
Average exchange rates for the quarters ended 30 September 2023, 30 June 2023 and 30 September 2022 was R18.59/US$, R18.66/US$ and R17.05/US$, respectively
Figures may not add as they are rounded independently

1 US and SA PGM operations and Total SA PGM operations exclude the results of Mimosa, which is equity accounted
2    The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’
underground production, the operation treats various recycling material which is excluded from the statistics shown above
3    Cost of sales, before amortisation and depreciation for Total SA PGM, Rustenburg, Marikana and Kroondal includes the Chrome cost of sales which is excluded for unit cost calculation purposes as Chrome production is excluded from the 4Eoz production
4 For a reconciliation of the production excluding Mimosa and third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Quarters”
5 Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period, by the PGM produced in the same period

Sibanye-Stillwater Operating update | Quarter ended 30 September 2023 18

UNIT OPERATING COST - QUARTERS (continued)
SA gold operations
Figures are in rand millions unless otherwise stated

			Total SA gold operations			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface

Cost of sales, before amortisation and depreciation		Sep 2023	6,436	4,796	1,640	1,737	10	1,972	190	1,087	14	336	1,090
		Jun 2023	6,128	4,648	1,480	1,724	11	1,918	125	1,006	32	322	990
		Sep 2022	6,342	4,871	1,471	1,518	44	1,751	175	1,602	22	256	974
Inventory change		Sep 2023	26	(9)	35	10	—	(47)	1	28	—	9	25
		Jun 2023	(61)	(78)	17	(75)	—	13	2	(16)	—	9	6
		Sep 2022	257	238	19	115	—	61	14	62	—	1	4
Total operating cost		Sep 2023	6,462	4,787	1,675	1,747	10	1,925	191	1,115	14	345	1,115
		Jun 2023	6,067	4,570	1,497	1,649	11	1,931	127	990	32	331	996
		Sep 2022	6,599	5,109	1,490	1,633	44	1,812	189	1,664	22	257	978
Tonnes milled/treated	kt	Sep 2023	8,245	966	7,279	251	13	365	481	350	33	1,121	5,632
		Jun 2023	7,670	1,120	6,550	357	23	389	331	374	115	1,110	4,972
		Sep 2022	10,237	1,117	9,120	290	123	336	620	490	18	1,202	7,157
Gold produced	kg	Sep 2023	6,148	4,267	1,881	1,452	43	1,882	234	933	7	313	1,284
		Jun 2023	6,733	5,045	1,688	2,040	15	1,935	119	1,070	24	308	1,222
		Sep 2022	6,366	4,354	2,012	1,640	50	1,393	190	1,321	—	319	1,453
	oz	Sep 2023	197,663	137,187	60,476	46,683	1,382	60,508	7,523	29,997	225	10,063	41,282
		Jun 2023	216,471	162,200	54,270	65,588	482	62,212	3,826	34,401	772	9,902	39,288
		Sep 2022	204,672	139,984	64,687	52,727	1,608	44,786	6,109	42,471	—	10,256	46,715
Operating cost[1]	R/t	Sep 2023	784	4,953	230	6,948	783	5,277	397	3,184	429	308	198
		Jun 2023	791	4,081	229	4,616	478	4,964	384	2,650	279	298	200
		Sep 2022	645	4,573	163	5,623	359	5,388	305	3,393	1,222	214	137
	US$/t	Sep 2023	42	266	12	374	42	284	21	171	23	17	11
		Jun 2023	42	219	12	247	26	266	21	142	15	16	11
		Sep 2022	38	268	10	330	21	316	18	199	72	13	8
	R/kg	Sep 2023	1,051,074	1,121,865	890,484	1,203,168	232,558	1,022,848	816,239	1,195,070	2,000,000	1,102,236	868,380
		Jun 2023	901,084	905,847	886,848	808,333	733,333	997,933	1,067,227	925,234	1,333,333	1,074,675	815,057
		Sep 2022	1,036,601	1,173,404	740,557	995,732	880,000	1,300,790	994,737	1,259,652	—	805,643	673,090
	US$/oz	Sep 2023	1,759	1,877	1,490	2,013	389	1,711	1,366	2,000	3,346	1,844	1,453
		Jun 2023	1,502	1,510	1,478	1,347	1,222	1,663	1,779	1,542	2,222	1,791	1,359
		Sep 2022	1,891	2,141	1,351	1,816	1,605	2,373	1,815	2,298	—	1,470	1,228
Average exchange rates for the quarters ended 30 September 2023, 30 June 2023 and 30 September 2022 was R18.59/US$, R18.66/US$ and R17.05/US$, respectively
Figures may not add as they are rounded independently

1 Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period
Sibanye-Stillwater Operating update | Quarter ended 30 September 2023 19

ADJUSTED EBITDA RECONCILIATION - QUARTERS

	Quarter ended Sep 2023											Quarter ended Jun 2023											Quarter ended Sep 2022
	Americas region			Southern Africa (SA) region		European (EU) region		Australian (AUS) region		Group		Americas region			SA region		European region		Australian region		Group		Americas region			SA region		European region		Group
Figures in million - SA rand	Total US PGM	US Under- ground PGM	US Recy- cling	SA PGM	SA gold	Total EU1	Sandouville nickel refinery	Total AUS[2]	Century zinc retreatment operation	Corpo-rate	Total	Total US PGM	US Under- ground PGM	US Recy- cling	SA PGM	SA gold	Total EU1	Sandouville nickel refinery	Total AUS[2]	Century zinc retreatment operation	Corpo-rate	Total	Total US PGM	US Under- ground PGM	US Recy- cling	SA PGM	SA gold	Total EU1	Sandouville nickel refinery	Corpo-rate	Total
(Loss)/profit before royalties and tax	(653)	(799)	146	1,260	(181)	(362)	(350)	(461)	(404)	(394)	(791)	(105)	(276)	171	5,479	1,209	(352)	(357)	(450)	(475)	(261)	5,520	356	(83)	439	7,374	(802)	(331)	(309)	(142)	6,455
Adjusted for:
Amortisation and depreciation	958	957	1	780	572	51	49	223	223	—	2,584	846	845	1	714	619	49	47	545	545	—	2,773	580	579	1	625	481	55	55	—	1,741
Interest income	(51)	(51)	—	(93)	(162)	(32)	—	(2)	(1)	(1)	(341)	(54)	(54)	—	(127)	(152)	(1)	—	(5)	(4)	(1)	(340)	(101)	(32)	(69)	(83)	(124)	—	—	—	(308)
Finance expense	269	269	—	152	205	23	2	25	25	73	747	270	270	—	171	284	16	2	98	98	95	934	248	248	—	163	177	6	6	78	672
Share-based payments	18	18	—	33	41	(17)	(3)	—	—	4	79	16	16	—	4	15	5	5	—	—	4	44	10	10	—	41	43	—	—	—	94
Loss/(gain) on financial instruments	—	—	—	240	(21)	(4)	(13)	240	240	—	455	(68)	(68)	—	227	(71)	(45)	(9)	(570)	(570)	(13)	(540)	160	160	—	125	4	(23)	(1)	—	266
Loss/(gain) on foreign exchange differences	3	3	—	61	3	24	24	58	—	14	163	(9)	(9)	—	(1,620)	72	(65)	(65)	(25)	(1)	(7)	(1,654)	8	8	—	(135)	(518)	63	18	(39)	(621)
Share of results of equity-accounted investees after tax	—	—	—	129	(88)	—	—	—	—	3	44	—	—	—	18	(89)	—	—	—	—	8	(63)	—	—	—	(55)	(37)	—	—	3	(89)
Loss/(gain) on disposal of property, plant and equipment	1	1	—	(20)	(14)	—	—	—	—	—	(33)	(1)	(1)	—	(24)	(23)	—	—	—	—	—	(48)	1	1	—	(15)	(18)	—	—	—	(32)
Impairments/(reversal of impairments)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1	—	—	6	6	—	7	—	—	—	(7)	—	—	—	—	(7)
Restructuring cost	—	—	—	3	2	—	—	—	—	—	5	—	—	—	15	(235)	—	—	—	—	—	(220)	—	—	—	4	3	—	—	—	7
IFRS 16 lease payments	(1)	(1)	—	(13)	(13)	(6)	(5)	(30)	(30)	—	(63)	(1)	(1)	—	(15)	(21)	(6)	(5)	(32)	(32)	—	(75)	(2)	(2)	—	(14)	(20)	(16)	(15)	—	(52)
Occupational healthcare gain	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(8)	—	—	—	—	—	(8)	—	—	—	—	—	—	—	—	—
Other non-recurring costs	—	—	—	—	—	—	—	—	—	178	178	—	—	—	—	—	—	—	—	—	62	62	6	6	—	309	—	—	—	14	329
Adjusted EBITDA	544	397	147	2,532	344	(323)	(296)	53	53	(123)	3,027	894	722	172	4,842	1,601	(399)	(382)	(433)	(433)	(113)	6,392	1,266	895	371	8,332	(811)	(246)	(246)	(86)	8,455
1 Total European operations includes Sandouville nickel refinery, Keliber Oy and European corporate and reconciling items
2 Total Australian operations includes Century zinc retreatment operation and Australian corporate and reconciling items

Sibanye-Stillwater Operating update | Quarter ended 30 September 2023 20

DEVELOPMENT RESULTS

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

US PGM operations		Sep 2023 quarter		Jun 2023 quarter		Nine months ended Sep 2023
	Reef	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder
Total US PGM	Unit
Primary development (off reef)	(m)	1,785	172	1,671	472	4,959	1,095
Secondary development	(m)	3,185	1,402	2,659	1,319	8,286	4,144

SA PGM operations		Sep 2023 quarter						Jun 2023 quarter						Nine months ended Sep 2023
	Reef			Bathopele	Thembe- lani	Khuseleka	Siphume-lele			Bathopele	Thembe- lani	Khuseleka	Siphume-lele			Bathopele	Thembe- lani	Khuseleka	Siphume-lele
Rustenburg	Unit
Advanced	(m)			809	1,933	3,057	705			793	1,846	2,762	582			2,208	5,104	8,109	1,808
Advanced on reef	(m)			809	835	1,171	386			793	865	938	363			2,208	2,271	2,914	1,085
Height	(cm)			213	251	285	268			224	295	286	273			221	277	287	270
Average value	(g/t)			2.8	2.3	2.3	3.1			2.8	2.4	2.3	3.0			2.8	2.3	2.3	3.0
	(cm.g/t)			594	579	644	825			624	696	664	818			610	650	655	808

SA PGM operations		Sep 2023 quarter						Jun 2023 quarter						Nine months ended Sep 2023
	Reef	K3	Rowland	Saffy	E3	4B	K4	K3	Rowland	Saffy	E3	4B	K4	K3	Rowland	Saffy	E3	4B	K4
Marikana	Unit
Primary development	(m)	9,897	4,999	3,782	1,257	594	3,589	8,174	4,353	3,283	1,225	790	3,189	24,731	13,215	9,998	3,122	2,333	9,385
Primary development - on reef	(m)	7,835	2,795	2,036	791	418	1,131	6,032	2,456	1,716	756	469	981	18,670	7,578	5,415	1,925	1,549	2,989
Height	(cm)	217	218	235	248	228	241	216	220	235	221	215	238	216	220	235	233	217	240
Average value	(g/t)	2.8	2.6	2.5	2.6	3.0	2.4	2.9	2.3	2.5	2.7	2.9	2.5	2.8	2.5	2.5	2.6	2.9	2.5
	(cm.g/t)	608	563	581	642	674	584	623	515	583	586	625	599	614	544	582	610	637	590

SA PGM operations		Sep 2023 quarter						Jun 2023 quarter						Nine months ended Sep 2023
	Reef		Simunye[1]	Kopaneng	Bamba-nani	Kwezi	K6		Simunye[1]	Kopaneng	Bamba-nani	Kwezi	K6		Simunye[1]	Kopaneng	Bamba-nani	Kwezi	K6
Kroondal	Unit
Advanced	(m)		—	1,161	1,138	260	440		—	1,161	1,245	332	537		675	2,863	3,397	865	1,414
Advanced on reef	(m)		—	942	778	234	404		—	1,048	900	299	515		604	2,452	2,425	762	1,342
Height	(cm)		—	240	232	230	227		—	236	247	243	228		230	237	243	235	230
Average value	(g/t)		—	2.1	1.8	2.0	1.8		—	2.2	1.9	2.2	2.0		2.2	2.1	1.9	2.1	2.0
	(cm.g/t)		—	500	419	455	401		—	523	462	535	466		516	502	450	484	457

1 Simunye development was done as part of the Kopaneng extraction strategy. Based on planning and measuring this portion of mining below Simunye will be allocated to Kopaneng with effect from April 2023 onwards
Sibanye-Stillwater Operating update | Quarter ended 30 September 2023 21

SA gold operations		Sep 2023 quarter				Jun 2023 quarter				Nine months ended Sep 2023
	Reef		Carbon leader	Main	VCR		Carbon leader	Main	VCR		Carbon leader	Main	VCR
Driefontein	Unit
Advanced	(m)		294	381	1,004		492	504	1,377		1,330	1,430	3,453
Advanced on reef	(m)		88	84	156		56	14	126		211	136	476
Channel width	(cm)		43	100	62		13	199	55		34	90	54
Average value	(g/t)		19.9	5.6	52.9		62.3	7.2	44.5		25.2	6.2	40.7
	(cm.g/t)		852	557	3,258		797	1,434	2,468		864	554	2,176

SA gold operations		Sep 2023 quarter				Jun 2023 quarter				Nine months ended Sep 2023
	Reef	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR
Kloof	Unit
Advanced	(m)	1,082	644	—	630	1,064	697	46	885	3,147	1,875	91	2,224
Advanced on reef	(m)	351	128	—	72	452	155	46	108	1,178	408	91	322
Channel width	(cm)	177	77	—	85	165	49	93	104	164	69	97	101
Average value	(g/t)	3.2	11.5	—	18.2	4.8	16.3	2.2	11.8	4.5	11.8	2.1	12.5
	(cm.g/t)	568	887	—	1,541	795	800	206	1,226	735	816	201	1,263

SA gold operations		Sep 2023 quarter				Jun 2023 quarter				Nine months ended Sep 2023
	Reef			Beatrix	Kalkoen-krans			Beatrix	Kalkoen-krans			Beatrix	Kalkoen-krans
Beatrix	Unit
Advanced	(m)			1,928	—			2,061	—			5,906	8
Advanced on reef	(m)			663	—			612	—			1,842	—
Channel width	(cm)			163	—			162	—			166	—
Average value	(g/t)			8.1	—			6.1	—			7.2	—
	(cm.g/t)			1,312	—			997	—			1,192	—

SA gold operations		Sep 2023 quarter				Jun 2023 quarter				Nine months ended Sep 2023
	Reef				Kimberley				Kimberley				Kimberley
Burnstone	Unit
Advanced	(m)				821				630				2,023
Advanced on reef	(m)				33				—				33
Channel width	(cm)				23				—				23
Average value	(g/t)				15.2				—				15.2
	(cm.g/t)				350				—				350
Sibanye-Stillwater Operating update | Quarter ended 30 September 2023 22

ADMINISTRATION AND CORPORATE INFORMATION

SIBANYE STILLWATER LIMITED
(SIBANYE-STILLWATER)
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share code: SSW and SBSW
Issuer code: SSW
ISIN: ZAE000259701
LISTINGS
JSE: SSW
NYSE: SBSW
WEBSITE
www.sibanyestillwater.com
REGISTERED AND CORPORATE OFFICE
Constantia Office Park
Bridgeview House, Building 11, Ground floor,
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park 1709
South Africa
Private Bag X5
Westonaria 1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863

COMPANY SECRETARY
Lerato Matlosa
Email: lerato.matlosa@sibanyestillwater.com
DIRECTORS
Dr Vincent Maphai* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Dr Elaine Dorward-King*
Harry Kenyon-Slaney*
Jeremiah Vilakazi*
Keith Rayner*
Nkosemntu Nika*
Richard Menell*^
Savannah Danson*
Susan van der Merwe*
Timothy Cumming*
Sindiswa Zilwa*
* Independent non-executive
^ Lead independent director

INVESTOR ENQUIRIES
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Mobile: +27 83 453 4014
Email: james.wellsted@sibanyestillwater.com
or ir@sibanyestillwater.com

JSE SPONSOR
JP Morgan Equities South Africa Proprietary Limited
Registration number 1995/011815/07
1 Fricker Road
Illovo
Johannesburg 2196
South Africa
Private Bag X9936
Sandton 2146
South Africa
AUDITORS
Ernst & Young Inc. (EY)
102 Rivonia Road
Sandton 2196
South Africa
Private Bag X14
Sandton 2146
South Africa
Tel: +27 11 772 3000
AMERICAN DEPOSITARY RECEIPTS
TRANSFER AGENT
BNY Mellon Shareowner Correspondence (ADR)
Mailing address of agent:
Computershare
PO Box 43078
Providence, RI 02940-3078
Overnight/certified/registered delivery:
Computershare
150 Royall Street, Suite 101
Canton, MA 02021
US toll free: + 1 888 269 2377
Tel: +1 201 680 6825
Email: shrrelations@cpushareownerservices.com

Tatyana Vesselovskaya
Relationship Manager - BNY Mellon
Depositary Receipts
Email: tatyana.vesselovskaya@bnymellon.com
TRANSFER SECRETARIES SOUTH AFRICA
Computershare Investor Services Proprietary Limited
Rosebank Towers
15 Biermann Avenue
Rosebank 2196
PO Box 61051
Marshalltown 2107
South Africa
Tel: +27 11 370 5000
Fax: +27 11 688 5248

Sibanye-Stillwater Operating update | Quarter ended 30 September 2023     23

DISCLAIMER

FORWARD LOOKING STATEMENTS

The information in this document may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to Sibanye Stillwater Limited’s (Sibanye-Stillwater or the Group) financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management for future operations, markets for stock and other matters. These forward-looking statements, including, among others, those relating to Sibanye-Stillwater’s future business prospects, revenues and income, climate change-related targets and metrics, the potential benefits of past and future acquisitions (including statements regarding growth, cost savings, benefits from and access to international financing and financial re-ratings), gold, PGM, nickel and lithium pricing expectations, levels of output, supply and demand, information relating to Sibanye-Stillwater’s new or ongoing development projects, any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value, adjusted EBITDA and net asset, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document.

All statements other than statements of historical facts included in this document may be forward-looking statements. Forward-looking statements also often use words such as “will”, “would”, “expect”, “forecast”, “goal”, “vision”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States, Europe and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its Mineral Resources and Mineral Reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities, including any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value (including the Rhyolite Ridge project); the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold, PGMs, battery metals (e.g., nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; the impact of South Africa's greylisting; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the outcome of legal challenges to the Group’s mining or other land use rights; the occurrence of labour disputes, disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, sustainability, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; increasing regulation of environmental and sustainability matters such as greenhouse gas emissions and climate change; being subject to, and the outcome and consequence of, any potential or pending litigation or regulatory proceedings, including in relation to any environmental, health or safety issues; failure to meet ethical standards, including actual or alleged instances of fraud, bribery or corruption; the effect of climate change or other extreme weather events on Sibanye-Stillwater’s business; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain disruptions and shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages or precautionary suspension of operations at its mines for safety or environmental incidents (including natural disasters) and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management and employees with sufficient technical and/or production skills across its global operations necessary to meet its labour recruitment and retention goals, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater’s information technology, communications and systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, including global pandemics.

Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the 2022 Integrated Report and the Annual Financial Report for the fiscal year ended 31 December 2022 on Form 20-F filed with the United States Securities and Exchange Commission on 24 April 2023 (SEC File no. 333-234096).

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.

Non-IFRS Measures
The information contained in this document may contain certain non-IFRS measures, including, among others, adjusted EBITDA, AISC, AIC, sustaining capital, Nickel equivalent sustaining cost and average equivalent zinc concentrate price. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Sibanye-Stillwater’s financial performance under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Sibanye-Stillwater is not providing a reconciliation of the forecast non-IFRS financial information presented in this document because it is unable to provide this reconciliation without unreasonable effort. These forecast non-IFRS financial information presented have not been reviewed or reported on by the Group’s external auditors.

Websites
References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this document.
Sibanye-Stillwater Operating update | Quarter ended 30 September 2023 24